6/8

04030586

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bacardi Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

FILE NO. 82- 4992

FISCAL YEAR 3-31-04

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 6/8/04

82-4992

ARLS
3-31-04

# BACARDI LIMITED
## 2004 ANNUAL REPORT

# A Focus on Our Future

In 1862, Don Facundo Bacardí Massó began distilling BACARDI rum in a 30-barrel per batch pot still, or alembic. As demand for his superior BACARDI rum grew, his son employed a Coffey still for increased production. Then in 1956, at La Galarza Distillery in Mexico, the Company transformed the process from an art into a science, allowing BACARDI to be manufactured anywhere in the world.

The Company takes great pride in its capability to produce a varying array of products, in all spirits categories, throughout the world. It is the Company's expertise in high quality production that allows us to craft premium products.

Production is the engine that drives Bacardi Limited. It is the heart of our brands and the place where innovative ideas are turned into reality. This is where new quality products are realized. In this year's Annual Report, we take great pride to present **Bacardi Limited: A Company Focused on Innovation and Quality.**



*Original alembic used by Don Facundo Bacardí Massó for the distillation of BACARDI rum.*



"We have entered into a new era,
totally committed to achieving
sustained growth for the future
led by our premium core brands."

# BACARDI LIMITED

JAVIER FERRÁN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

*Dear Shareholders:*

In Fiscal 2004, Bacardi Limited surpassed $3.2 billion in sales, a new record in the Company's long history. This growth was greatly aided by the strength of the Euro and Sterling currencies against the U.S. Dollar, coupled with our firm pricing policy, and growth in a number of selected markets. During the year, however, we undertook a deliberate policy of reducing inventory at the wholesaler level in the United States and in Mexico, and we were also negatively affected by a decline in the volumes of our ready-to-drink business, mainly BACARDI RIGO and BACARDI BREEZERS as a result of the life cycle of these products that is typical across many markets.

Net sales of BACARDI rum increased by 2%, helped by the strength of the Euro and in the face of the challenges of reducing inventory at the wholesaler level in our two largest markets, United States and Mexico, as mentioned above. However, the turnover of MARTINI vermouth grew by 25% as a result of the strength of our Eastern European business, our firm pricing policy, and again the strength of the Euro. DEWAR'S Scotch whisky continued to gain share in the key markets of the United States and Spain, but turnover was down 1% as a result of the reduction of inventory at the wholesaler level in the United States and the difficulties in Venezuela and the Dominican Republic. In the latter two markets, while the health of the brand is strong, the economic situation remains difficult.

The sales of BOMBAY SAPPHIRE continue to increase both in volume and value, with double-digit growth estimated on depletions yet again this year.

The sales of our ready-to-drink products declined materially as a result of the maturity of this category in their key markets.

From a geographical point of view, our depletions in the United States and Canada remain strong, and our high proof spirits business in the United Kingdom continues to grow, led by BACARDI Carta Blanca rum and BOMBAY SAPPHIRE gin. In Southern Europe, performance has improved versus the very difficult prior year. Eastern Europe, in particular Russia, was also a provider of strong growth. The performance in our Asia Pacific region also improved this fiscal year. On the other hand, the situation in Continental Europe remained extremely difficult, a result of the flat economy and also of further regulations to curb drinking and driving. As a consequence, our business in Germany, France, and the Netherlands experienced a very difficult fiscal year.

Our business in Latin America also faced many challenges, with the spirits market in Mexico still in decline, and with a difficult economic environment in the key markets of Venezuela and Brazil.

During the year, we have undertaken an in-depth review of our operations and, as a direct consequence of the search for efficiencies, a number of one-off costs have been charged during the year. In addition, we have taken the opportunity to unwind an interest rate swap at a cost of $36.9 million. This will result in lower financial charges in the years to come.

During the fiscal year, we implemented a new costing information system used in the determination of cost of sales that negatively impacted the net earnings by $20.5 million.

In June 2003, after receiving the redemption notice from the Company, the holders of the BMRH Series 3 Preferred Shares elected to redeem Euro 6 million of the shares and to postpone redemption of the remaining shares for five years. The remaining shares, with a value of Euro 119 million, will thus be redeemed on June 30, 2008 and now carry an increased coupon of 7% per annum.

In December 2003, the holder of 300,000 shares of BMRH Founders' common shares exercised their put right to redeem the shares at the agreed redemption price of $47.8 million. Effective December 31, 2003, the put right associated with the remaining BMRH Founders' common shares expired and, as a result, the remaining shares, with a value of $92.5 million, are now recorded in Shareholders' Equity in the Company's Consolidated Balance Sheet.

The BMRH Series 3 Preferred Shares and Founders' common shares were issued in 1993 as part of the financing for the acquisition of the Martini & Rossi group.

As a result of the reduced sales of ready-to-drink products, the reduction of inventory at the wholesaler level in both the United States and in Mexico, the one-off charges referred to above, and accounting changes, net earnings for the year

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TELEPHONE: (441) 295-4345 TELEFAX: (441) 295-4731

[illegible]

[illegible]

were $331 million compared with $417 million in the prior year. Despite this reduction in earnings, the Board of Directors has decided to maintain the annual dividend rate payable on Bacardi Limited common shares at $6.56 per share. This is proof of the confidence of the Board on the long-term outlook of the Company.

During the year, we reviewed our operations in Asia Pacific. In Australia, trading of our new joint venture with Lion Nathan has proved very successful. We have also acquired the remaining 50% of our joint ventures in Thailand, Singapore, and Taiwan. Following these acquisitions, we have in turn sold to William Grant & Sons a 50% stake in our Taiwanese company. In China, we have obtained the distribution rights for Sol beer, and in Hong Kong and the Philippines we have changed our distribution arrangements.

During the year we also sold Charles Volner sparkling wine, Duval Pastis, and our 50% share of the Compagnie Française des Grands Vins. We believe that, with the sale of these non-strategic assets, we have increased our focus while at the same time creating shareholder value from the favourable price achieved on the disposal of these assets.

**Social Responsibility:**
The Company and all of its subsidiaries are extremely proud of their high quality brands, products, and innovations. That pride goes hand-in-hand with a deep sense of responsibility for the communities they serve and the individual consumers who enjoy Bacardi products. As part of this historical commitment to social responsibility, the Company and its subsidiaries are participating throughout the world in innovative programs that support the responsible consumption of alcohol products.

**Governance:**
During the fiscal year, we have had the benefit of the addition to our Board of three outside Directors. As of July 1, 2003, the roles and functions of Chairman of the Board and President and Chief Executive Officer have been separated in compliance with the current best practice in corporate governance.

**Bye-Law Amendments:**
At a special shareholders' meeting held on February 24, 2004, proposed Bye-Law amendments were approved by the affirmative vote of more than two-thirds of all outstanding shares, as tabulated by our independent auditors, PricewaterhouseCoopers. These amendments authorize the Board, subject to approval by a majority of two-thirds of the members of the Board, to issue a new class of low-vote shares, whether in a public or a private transaction. This approval by the shareholders provides us with flexibility to continue to finance the growth of our business.

**Litigation:**
This year many members of the spirits and beer industries in the United States have encountered related class action lawsuits alleging that their marketing intentionally targets underage consumers. We believe these lawsuits to be without merit. It is the long-standing practice and policy of the Company that all marketing is to be directed towards consumers of the required legal age to enjoy our products. We are vigorously contesting the lawsuits in close coordination with other members of these industries.

Following this year's consolidation, Bacardi Limited is poised to continue to grow from the strength provided by the commitment to quality, creativity, and taking a long-term view of its business. This commitment is a tradition that has been upheld by our people since 1862, and remains our core strength now and for the future.



**Javier Ferrán**
*President and Chief Executive Officer*

## FISCAL YEAR 2004 - SUMMARY OF FINANCIAL PERFORMANCE

*(Expressed in Thousands of U.S. Dollars)*

| | Actual Fiscal March 31, 2003 | Constant Dollar March 31, 2003 | Actual Fiscal March 31, 2004 |
|---|---|---|---|
| Sales | 3,083,112 | 3,377,360 | 3,298,262 |
| Gross Profit | 1,896,210 | 2,043,233 | 1,977,509 |
| Selling, General and Administrative Expenses | 1,305,466 | 1,425,095 | 1,483,163 |
| Earnings from Operations | 590,744 | 618,138 | 494,346 |
| Other Expenses and Income Taxes | 173,773 | 181,435 | 163,350 |
| Net Earnings | 416,971 | 436,703 | 330,996 |

## SALES OF GROUP BRANDS BY YEAR

*Thousands of 9 litre cases including ready-to-drink (Excludes Agency Brands)*



Fiscal 2004
76,538
Fiscal 2003
80,742
Fiscal 2002
73,588
Fiscal 2001
68,286
Fiscal 2000
65,963


## FISCAL YEAR 2004 - SALES OF GROUP PRODUCT BY TRADEMARK BRAND

*Thousands of 9 litre cases (Excludes Agency Brands)*



Bacardi 56%
Other 15%
Bombay 2%
Dewar's 4%
Martini 23%


BACARDI



*Emilio Bacardi Moreau*   *Facundo M. Bacardi Moreau*   *Enrique Schueg Chassin*

Don Facundo Bacardi Massó established 'La Compañia Bacardi on February 4th, 1862. Fifty seven years later, on May 2nd, 1919, Emilio Bacardi Moreau, Facundo M. Bacardi Moreau, and Enrique Schueg Chassin – José Bacardi Moreau, third son of Don Facundo, died in 1907, at the early age of fifty – transformed Bacardi y Compañia from a partnership into a limited liability corporation. The successor company, Compañia Ron 'Bacardi' S.A., established distilleries in Cuba, Mexico, and Puerto Rico, and breweries in Santiago, el Cotorro, and Manacas. Today, on the 85th anniversay year of Compañia Ron 'Bacardi' S.A.'s establishment, 'La Cuba de BACARDI y HATUEY' has been replaced with 'El Mundo de BACARDI y MARTINI'. With close to 35 production units worldwide, Bacardi Limited, through strategic acquisitions, has been transformed from a rum company into a spirits company. Our dedication to our many trademarks, our attention to quality, and our desire to control costs are legacies left to us by Emilio, Facundo, and Enrique. This Annual Report is dedicated to the second generation for the legacy of these traits.

# Brand Review

## BACARDI RUM

During Fiscal 2004, the BACARDI brand made significant progress in extending its leadership of the white rum category globally, and initiated a broad program of marketing innovation designed to set the stage for the brand's global growth over the next three years.

### Performance Drivers

In core markets, brand performance was driven by initiatives across the marketing mix. Continuing with our long-term commitment to BACARDI Carta Blanca as the Company's top priority brand globally, the bulk of these initiatives focused on executing its premium brand positioning, and on reinforcing its brand values of "dynamism, lust for life, and free-spirited party catalyst".

Always a key driver of performance, new advertising was aired successfully in support of proven campaigns as well as new campaigns. In the United Kingdom, BACARDI Carta Blanca performed ahead of plan, aided by new executions of their successful "Welcome to the Latin Quarter" campaign, which is being expanded to an increasing number of core and emerging markets. Successful campaigns in Germany, Canada, and other markets continue to help strengthen brand health development for the long-term. The "Movimiento" campaign results in Mexico continue to indicate that BACARDI Carta Blanca is on-track towards new growth.

The United States was at the forefront of new advertising development in Fiscal 2004. A new, innovative advertising approach to driving the BACARDI and Cola bar call, using 1970's TV series humor and imagery, was extremely well received by consumers. A second U.S. advertising initiative targeted the current strong consumer interest in low-carbohydrate food and beverage. Based on very strong short-term performance since these campaigns aired, we are optimistic that they will contribute to future growth in the United States. This view is reinforced by a key supporting element: our first-time move to cable and spot TV media in the United States which occurred this year in support of these two campaigns.

Fiscal 2004 performance was also impacted positively by a number of initiatives in consumer and trade promotion. The main highlight globally was new momentum in joint BACARDI Carta Blanca activity with COCA-COLA®. BACARDI and COKE® is still the world's number one cocktail, and continuing to drive this drink's unique taste and positive imagery is key to BACARDI performance. Around the world, an increasing series of domestic initiatives between our two companies provided the opportunity for re-defining "BACARDI and Cola" best practices in marketing and sales. Their broad dissemination geographically has encouraged even more countries to accelerate this key program.

BACARDI rum continued to develop new ways to deliver the unique BACARDI image and taste experience to consumers directly, via on-premise initiatives. Whether through partnership with innovative partners, such as Spain's initiative joining BACARDI and the U.S. disc jockeys "Ministry of Sound", or through our own teams exclusively, such as the U.S. "Red Hot Road Tour" or the United Kingdom's "B Bar", we delivered on our plan to provide more innovative events in Fiscal 2004. The brand's premium position was strengthened by successful implementation of price increases in several markets. These were achieved in spite of the continued challenging pricing environment due to trade customer concentration and to the weak economic


Nassau
BAHAMAS
Cataño
PUERTO RICO
Izúcar De Matamoros
MEXICO
BACARDI
BACARDI
SUPERIOR
IMPORTED
CASA FUNDADA EN CUBA
1862

INTRO: From November to April Bacardi buyers scour the ... of the tropics in search of the highest quality sugar cane molasses in the world.


STEP 1
STEP 2
STEP 3
STEP 4
STEP 5

STEP 1: Water is added to the molasses to form a ... yeast – levadura in Spanish – isolated by our founder Don Facundo Bacardí Massó in 1862, is added to the mash, which ferments for 30 hours.



STEP 5: The Master Blender then gives his final touches to each product, following the same blending principles and formulations laid down by Don Facundo Bacardi Massó in 1862. The art of blending produces a complex, well-balanced and sophisticated rum.

STEP 4: Don Facundo perfected the technical knowledge of ageing rums in small mature oak casks. During the ageing process the rum extracts flavor components from the wood, which delivers colour, richness, aroma and smoothness. Its time spent inside the barrel gives the Master Blender a crafted and sophisticated product. Evaporated losses are known as the "Angel's Share".

STEP 3: Don Facundo originated the step of charcoal mellowing rums. Charcoal made from a mix of selected tropical woods produces a dynamic filter. This filter traps all elements that would in any way undermine the final aroma, taste, or subtlety of BACARDI rum.

STEP 2: After fermentation the fermented wash is distilled using fractional distillation columns. The analyzer and rectifier columns produce both aguardiente and redestilado that are condensed and placed into cistern tanks.

performance in certain markets.

In Fiscal 2004, BACARDI rum continued its aggressive seeding and brand development programs in emerging markets. Brand volume advanced in a number of countries in Eastern Europe and Latin America, and India reached another record high in sales volume. We continue to strongly believe in the long-term potential for BACARDI in Asia Pacific, Eastern Europe, and Central and South America. The main driver of performance is the energy, initiative, and in-market consumer and customer knowledge of our entrepreneurial operating teams and partners in these markets. Supporting them with better transfer of best practice marketing programs from established markets is a priority.

The flavored rums segment continued to grow in Fiscal 2004, and now accounts for over one-third of total rum volume in the United States. We expanded the BACARDI Flavored rums range in the United States in Fiscal 2004, simultaneously introducing BACARDI RAZZ, BACARDI VANÍLA, and BACARDI CÓCO, joining BACARDI LIMÓN and BACARDI O. This successful range expansion has strengthened BACARDI volume in a very competitive flavored white spirits market still dominated by vodkas. Depletions have increased significantly, and BACARDI Flavored rums total market share has grown, primarily at the expense of vodka. To support the launch of these three new flavors, we implemented the "Shake Up Your Night" BACARDI Flavored rums advertising campaign, with a focus on the unique taste appeal of BACARDI versus flavored vodkas.

BACARDI Flavored rums continue to be expanded internationally, with a mix of core and emerging markets producing very strong results in Fiscal 2004. In all instances, BACARDI LIMÓN is leading the way, with additional flavors being tested and introduced after the consumer appeal of BACARDI LIMÓN is established.

The performance of BACARDI dark rums in the past year was mixed. On the positive side, our brands continued to grow strongly in Italy, capturing the continued strong consumer interest in this origin and heritage-based category. We also successfully re-launched BACARDI Solera in Mexico, with impactful super-premium new packaging and new advertising. The main challenge continues to be BACARDI Añejo in Mexico, with the brand's re-staging on a "Cuban origins" positioning in Fiscal 2003 not achieving the desired initial turn-around objectives set for Fiscal 2004. A new positioning will yield new marketing programs early in Fiscal 2005 for BACARDI Añejo.

### Initiatives for Future Growth

Fiscal 2004 was also a year of intense strategy-updating activity on BACARDI Carta Blanca and on the entire BACARDI branded products portfolio. The objective is to set the stage for a new phase of global growth over the next three years. We believe there is even further opportunity to enhance the brand's consumer appeal and premium brand image globally, by challenging the status quo of our marketing programs.

The major strategic project from this initiative was completed in Fiscal 2004: an updated BACARDI brand vision and portfolio strategy, which we refer to as a new BACARDI "Brand Architecture". This strategy update, intended to inspire further enhancements to BACARDI brand health globally, has two major components. The first is innovation in the current portfolio, and in how we market it to consumers. The second is selective new product development. In both of these areas, a major focus will be placed on increasing the premium quality look and feel of all


Pessione
ITALY
MARTINI
MARTINI
ROSSO
STEP 5: Now fully married and infused with flavor, the vermouth must be stabilized before bottling - to eliminate any last remaining impurities in this natural, living product. This comprises three phases: Refrigeration for a few days, followed by cold filtration, and then filtration through micro porous membranes.
STEP 1
STEP 4: Although of excellent quality, the blend of dry white wines, which awaits the aromatic extract, can become cloudy. A sedimentation process removes the cloudiness yielding a brilliant and stable wine.
INTRO: The wine, which forms the heart of the vermouth recipe, is 10-11% alcohol by volume. A higher alcohol content in the finished vermouth is achieved by adding neutral spirit increasing the alcohol content to 14-18%. The neutral spirit helps dissolve the flavoring agents into the wine while maintaining microbiological stability.
STEP 2
STEP 5
STEP 4
STEP 3
STEP 3: All of the separately prepared ingredients are blended with one another. Crystallized sugar is added to the newly filtered white wine, followed by superfine alcohol, and then the aromatic extract. For MARTINI Rosso, caramel is also added.
STEP 2: The spices and herbs are macerated in a water and alcohol solution for 15 – 20 days during which time the essential components of the spices and herbs diffuse into the liquid. The resulting aromatic extract forms the proprietary core of the MARTINI vermouth recipe.
STEP 1: The spices and herbs cannot be simply sprinkled into the wine and are either infused or distilled. More than 80 spices and herbs are used for the creation of the different MARTINI vermouths.

BACARDI branded marketing execution in a manner consistent with further enhancing BACARDI target consumer appeal.

This project will drive an intense series of new programs, from new package design and updated brand iconography, to new advertising, new media, and new approaches to the BACARDI experience. All of these will begin to be fielded in the new fiscal year.

## MARTINI VERMOUTH

In Fiscal 2004, we made further progress in the long-term process of MARTINI brand health and image rejuvenation, and continued to implement the brand's successful long-term value growth strategy.

### Performance Drivers

MARTINI vermouth continued to prioritize value growth. Since its 1993 acquisition by the Company, the brand has achieved great success with this approach, steadily but aggressively increasing prices over the very low levels sustained prior to Bacardi Limited ownership. The key enabler of this approach has been successful brand marketing for the past 10 years, as the MARTINI vermouth brand image turn-around has made higher pricing more acceptable to consumers both in established and in new markets.

During Fiscal 2004, slightly less aggressive price increases were implemented in some European markets, where the economic outlook remained challenging in several MARTINI core markets. This in turn accelerated pressure from low-priced as well as trade customer-owned "private label" vermouths in several markets. Sales volume progress accelerated greatly in Eastern Europe. This confirmed our confidence in the considerable medium and long-term volume and value potential in these markets, provided there is stability in the political and economic environment. MARTINI vermouth is one of the most sought after and well-regarded brands for the growing middle class an icon brand of the international life style at premium but nevertheless affordable prices.

All-in-all, MARTINI strengthened its global vermouth market leadership position in Fiscal 2004 and fielded a number of critical initiatives targeted at continued value creation.

### Major Initiatives

In the past fiscal year, MARTINI brand image has been further enhanced through effective new advertising, new packaging, and through product and product tasting initiatives.

New multi-country advertising, under the campaign theme "MARTINI ..." was designed to replicate the advertising success of the mid to late 1990s in communicating the brand's positioning as the stylish brand of Italian origin that uniquely represents Mediterranean "gioia di vivere". Initial campaign results are very encouraging, and a new pool of ads that were completed at the end of the year will begin airing this summer, further enhancing campaign impact.

Our second major packaging upgrade in 10 years was introduced in the second half of the year, with great success in terms of consumer and customer acceptance. The new design further reinforces the positioning of MARTINI vermouth with very stylish and premium design features that balance decades-long continuity with high quality contemporary appeal. In the product development area, we developed an innovative production process for MARTINI



Banff
Craigellachie
Cawdor
Keith
Aberfeldy
Glasgow


INTRO: The water in the Highlands of Scotland is very soft, slightly peaty and acidic, which is just perfect for whisky, and essential for creating DEWAR'S. Malt whisky is always made from barley, which like the water supply, is influenced by the Scottish climate and quality of the soil.



Dewar's
Finest Scotch Whisky
"White Label"
John Dewar & Sons Ltd
Perth Scotland


ESTD 1846
Dewar's
"White Label"

STEP 6: By law, Scotch whisky must spend at least 3 years in Scotland in an oak cask. The Master Blender then brings together a selection of the finest malt and grain whiskies to create DEWAR'S blends



STEP 1
STEP 3
STEP 2
WASH BACK No5
STEP 4
STEP 5
STEP 6




STEP 5: During distillation the fermented wash is heated in the distinctive copper pot stills, causing the alcohol to evaporate from the pot still, before being condensed. This process is repeated for the second distillation.

STEP 4: In the giant wash backs yeast is added to the wort. During fermentation the yeast converts the sugars into alcohol. The resultant beery liquid, known as fermented wash, is 6-9% alcohol.

STEP 3: Hot water is added to the grist to create the mash. The cereal sugars dissolve in the hot water, and this hot sweet liquid is known as wort.

STEP 2. The malted barley is milled into coarse flour, known as grist. This breaks open the cereal and enables the sugars to dissolve more easily in the mashing process.



STEP 1. The first step in the production of malt whisky is to malt the barley. The grains are steeped in water, and allowed to germinate before being dried by warm, smoky air, which stops germination.

vermouth that added material value to our Company through cost savings.

Finally, on-going promotional programs continued to emphasize proper serving of MARTINI for maximum taste appeal, and to energize the night consumption of MARTINI Bianco. We also continued exploring the development of new consumption moments in several markets, and conducted major drives to enhance MARTINI brand visibility at the point of purchase, both off and on-premise.

## DEWAR'S SCOTCH WHISKY

DEWAR'S Scotch whisky continued its market share growth momentum in the major core markets during Fiscal 2004. While severe challenges in the economic environment affected performance adversely in Latin America and the Caribbean, DEWAR'S Scotch whisky performed strongly in all other key markets. The brand's marketing programs continued to support the DEWAR'S core values of intelligence, confidence, wit, and integrity, which support DEWAR'S differentiated positioning in a crowded and stable global Scotch whisky market.

### Performance Drivers

In a challenging pricing environment in Scotch whisky globally, in which price discounting by major competitors is increasingly aggressive, DEWAR'S WHITE LABEL drove value growth in key markets by maintaining or increasing pricing. DEWAR'S advertising was reinforced with new executions from currently successful campaigns in the core markets. All markets continued aggressive distribution-building programs supported by on-premise consumer promotion.

DEWAR'S Special Reserve 12 Year Old, the brand's major global initiative, made significant progress in all markets. It significantly exceeded our Fiscal 2004 projections, based on continued strong consumer response to its unique blend of aged Scotch whiskies, married in oak casks for greater smoothness and balance. Growth has also been fueled by the launch of a global advertising campaign under the "Some Age, Others Mature" campaign theme and featuring Sir Sean Connery. After only two full fiscal years, DEWAR'S Special Reserve 12 Year Old is proving to be a viable long-term entry within the super premium Scotch whisky category, and has become the fastest growing Deluxe Scotch whisky in that market. We are optimistic that this trend will continue based on product uniqueness and DEWAR'S brand appeal.

### Major Initiatives

Fiscal 2004 was a time of intense preparation for future DEWAR'S Scotch whisky growth. Recognizing that the whisky category requires long-term commitment while offering attractive growth potential globally, a number of new DEWAR'S markets in all regions were identified for aggressive brand development, and the initial groundwork to build distribution and brand image was established. In most cases, the Deluxe brand DEWAR'S Special Reserve 12 Year Old will help develop new DEWAR'S consumers franchises, opening doors for DEWAR'S WHITE LABEL.

DEWAR'S also undertook new product development in Scotland to further extend the premium end of the brand's product range. DEWAR'S Signature, a new ultra-premium expression of DEWAR'S, was launched in the United States with a very limited allocation initially in the New York City area. DEWAR'S Signature was also launched this year in the Asian Travel Retail market, as further support for brand development and merchandising in this key channel for premium brands.


Warrington
ENGLAND


BOMBAY
SAPPHIRE


IMPORTED
BOMBAY
SAPPHIRE
Distilled
LONDON
DRY GIN
IMPORTED

STEP 5: BOMBAY SAPPHIRE is then transferred into the receiving tank where it awaits to be bottled.



INTRO: The production process for BOMBAY SAPPHIRE begins with triple-distilled 100% neutral grain spirit. The spirit is placed inside Carterhead stills exclusively used for the distillation of BOMBAY SAPPHIRE.


STEP 1
STEP 2
STEP 3
STEP 4
STEP 5

STEP 4: The spirit safe receives the liquid as BOMBAY SAPPHIRE.



STEP 3: The vapour is later sent into a condenser and turned into liquid.







STEP 2: The vapour passes through a copper basket, containing the 10 natural botanicals, absorbing their delicate aroma. They are; Lemon Peel, Juniper Berries, Grains of Paradise, Liquorice, Almonds, Orrisroot, Cubeb Berries, Coriander Seeds, Cassia Bark and Angelica Root.

STEP 1: Vapour is sent through the receiving column. The baffle system allows only the purest vapour to pass through.

## BOMBAY GIN

BOMBAY gin achieved another record year in sales, and continued on its fast growth track with marketing programs focused on the on-premise, on public relations associated with the design community, and on the Travel Retail channel. The brand's integrated marketing activity further reinforced the unique positioning of BOMBAY gin as the intriguing, genuine, and inspirational super-premium gin.

### Performance Drivers

In Fiscal 2004, we sustained our commitment to continuity of marketing strategy and execution as the key to on-going success on BOMBAY gin. The brand's super-premium credentials were further enhanced by continued expansion of successful events communicating the brand's association with design, supported by intense Public Relations activity globally. Successful programs such as the BOMBAY "Blue Bar", the BOMBAY SAPPHIRE Experience, the BOMBAY SAPPHIRE Foundation and the BOMBAY SAPPHIRE Global Martini Glass Design Competition, which culminates each Spring in Milan, were expanded to new markets. "BOMBAYSAPPHIRE.com" leveraged the interactivity of the web to strengthen the brand's natural ties with the world of design. These initiatives keep BOMBAY SAPPHIRE on the cutting edge of creativity and culture and, most importantly, create inspiring brand experiences for consumers.

BOMBAY gin continued to develop new ads under the long-established "SAPPHIRE Inspired" print campaign in the United States, and also filmed two new ads with carefully selected independent film directors. Small but important enhancements were made to the package closure, all designed to enhance bottle elegance and premium appeal.

While brand marketing supported uniquely premium imagery of BOMBAY, promotion and sales efforts continued to increase BOMBAY SAPPHIRE distribution and rate of sale per outlet to new highs. Our successful Travel Retail "spectacular" merchandising initiatives were re-created and expanded to increased numbers of airports globally.

### Major Initiatives

BOMBAY SAPPHIRE also worked intensely in Fiscal 2004 to create new programs to drive continued long-term growth. We are pleased with the results of a thorough search for a global advertising campaign, which is being launched in early Fiscal 2005, beginning with the United Kingdom. It is an evolution of the successful U.S. campaign, and highlights the brand's unique combination of super-premium quality, product substance, creativity, and beauty.

BOMBAY gin also continued the key task of seeding the brand in new markets around the world. Transfer of best practices is critical to achieve this, and a successful BOMBAY brand conference was held for this purpose in San Francisco, with delegates from Bacardi Limited operating companies and partners.

## CAZADORES TEQUILA

CAZADORES tequila sales volume has gained great momentum in the first full fiscal year since its June 2002 acquisition, confirming its great potential.

### Performance Drivers and Major Initiatives

Sales of CAZADORES tequila performed strongly ahead of last year in both the United States and Mexico, driven by significant improvements in distribution and shelf space management and selective advertising initiatives. In



Asti
ITALY
Asti
MARTINI
MARTINI
MARTINI
Asti
STEP 5: Once an alcohol content of 7% is attained, fermentation is halted by chilling the mixture to minus 5°C, leaving behind a residual sugar content characteristic of Asti. The wine is then stabilized at low temperature before being cold filtered prior to bottling.
STEP 1
STEP 3
33
INTRO: The Conferenti are the farmers that MARTINI has selected to harvest their Moscato grapes. There are around 350 all caring for their vineyards.
STEP 4: In order to start the first and only fermentation, the must is brought to a temperature of 20°C and selected yeasts and a small amount of sugar is added. If all the sugars naturally present in the must were to be converted to alcohol during fermentation, the wine could reach a potental strength of 12.5% alcohol.
STEP 2
STEP 4
STEP 5
STEP 3: Immediately afterwards, the sweet grape must is put in storage, at a temperature of 0°C and transferred to Pessione. These grape juices are then blended together in order to provide a constant high quality throughout the various vintages.
The grapes are brought to Santo
Belbo and are checked for
and sugar content. A minimum
content of 150 g/l is required.
STEP 2: After their arrival at the winery the freshly picked grapes are crushed and pressed. The grape juice, called "must" is separated from the solid parts and then clarified and filtered.

California, the largest premium tequila market in the United States, CAZADORES tequila is the fastest-growing premium brand in the on-premise.

Several strategic initiatives developed last fiscal year will help sustain excellent distribution and sales growth momentum. The CAZADORES tequila portfolio was expanded with the introduction of CAZADORES Blanco tequila 100% de Agave in November 2003, allowing the brand to penetrate the premium white tequila segment for the first time. CAZADORES Añejo tequila 100% agave, aged for over one year, was also developed at the end of this fiscal year. Upgraded packaging for the core CAZADORES 100% agave "reposado" tequila brand was also introduced.

Beyond new product development, CAZADORES tequila implemented a number of production projects to enhance profitability, which together with the progressive reduction in agave commodity prices, have resulted in material gains to brand profitability.

## READY-TO-DRINK (RTD)

During Fiscal 2004, our RTD brands portfolio faced strong challenges from declining category volume, low-priced competition, and regulatory initiatives that adversely affected segment performance in the more established markets.

In this very fast-moving RTD environment, we continued to successfully drive volume in younger markets, with new line and brand extensions playing a key role.

### Performance Drivers

BACARDI BREEZERS, our largest brand in this category, continued to maximize value opportunities in established markets with new flavors, and with new advertising supporting the brand's "vibrant living" positioning. We continued to work pro-actively with the trade in an effort to encourage product range streamlining as RTD retail shelf space starts to comes under increasing pressure.

In newer markets, BACARDI BREEZERS continued to gain momentum in both volume and value. Italy continued to lead the way, with performance well ahead of expectations, and with the brand retaining market share leadership. In Spain, Canada, the Nordic countries, and India, BACARDI BREEZERS achieved excellent results.

Our partnership with Anheuser-Busch, Inc. continued to prove successful in the United States where BACARDI SILVER is established as a strong player in the spirits brand-based Flavored Alcohol Beverage (FAB) segment. The recently launched new flavors BACARDI SILVER O3, BACARDI SILVER RAZ, and BACARDI SILVER LIMÓN helped drive overall performance in this market.

Finally, ERISTOFF Ice achieved record sales for Fiscal 2004 driven by continued fast growth in Austria, good momentum in Italy, and the introduction of the brand in France.

### Major Initiatives

During Fiscal 2004, we launched an ambitious and fast-paced global program to generate further RTD value via cost savings across the entire Supply Chain. We expect the benefit of these initiatives to impact Fiscal 2005, helping offset value erosion from mature RTD markets.

Given our belief that consumer interest in the RTD will return eventually, we continued to pursue new product development. The results of this effort, led by Italy and Belgium, will be introduced in-market in the new fiscal year.

## MARTINI SPARKLING WINES

The MARTINI sparkling wines range achieved excellent results


Arandas
MEXICO
TEQUILA
CAZADORES
REPOSADO
STEP 1
STEP 2
STEP 3
STEP 4
STEP 5

STEP 5: At this point, the tequila is placed in new white American oak casks where it ages for a period of two months. It is during this period that CAZADORES acquires its characteristic amber color, smooth flavor, bouquet, and distinctive body.

INTRO: Blue Tequileña Weber agave is a special variety of maguey that grows in Western Mexico. After eight years it is harvested using the jima process. A coa, a special sharp hoe, delivers firm slanted cuts to remove the pointed leaves and reach the core of the plant.

STEP 4: CAZADORES uses a double distillation process that takes place in two of sixty, specially designed stainless steel pot stills.

STEP 3: CAZADORES tequila uses stainless steel fermentation vats, each with a capacity of 30,000 litres. CAZADORES employs a unique multi day fermentation process during which classical music is played to benefit the yeast.

STEP 2: Once fully cooked, the tender agave is shredded before being taken to a diffuser, which is used to extract the sugar from the cooked agave. In the diffuser, a cascade of 80°C water falls onto the layer of shredded agave. The resulting sugar and water mixture is collected and prepared for fermentation.

STEP 1: The agave hearts are split open and placed in special steam ovens, where they are cooked slowly in order to extract the sugars that will be converted to alcohol during the fermentation process.

in Fiscal 2004, with Asti MARTINI growing global market share of the Asti category, extending its leadership position.

In Italy, the third version of the highly successful George Clooney advertising campaign under the "No MARTINI, No Party" theme led our marketing support programs. Brand awareness reached record levels, and Asti MARTINI continues to be the market leader. Additionally, the prestigious imagery conveyed by these ads provides benefits to the entire MARTINI trademark in Italy. A new MARTINI sparkling wine, SIGILLO BLU, was launched in Italy for the on-premise market.

In the United States, Asti MARTINI remained the number one imported sparkling wine, and continued to outperform key competitors in terms of growth. The focus for Asti MARTINI is to extend its number one imported brand position via marketing initiatives that drive new usage occasions, outside of the traditional celebration/holiday season.

Strong print media campaigns for MARTINI sparkling wine were carried out in Russia and other emerging markets, where consumer interest in imported sparkling wines continues to grow.

## ERISTOFF VODKA

ERISTOFF continued to capitalize on vodka category growth across Europe, achieving another record year in sales volume.

A new advertising campaign, "Electricity", was introduced in key markets. Along with effective promotions in the on and off-premise, it helped build awareness and premium brand credibility for the brand. The success of new products such as ERISTOFF Black and ERISTOFF Red, and of new line extensions in the RTD segment, has served to enhance consumer appeal for the entire ERISTOFF trademark.

Supported by these marketing initiatives, ERISTOFF maintained its leadership position in France, Austria, and Belgium, and consolidated its development in Portugal. The launch of ERISTOFF Black in France and in Spain, as well as the success of ERISTOFF Red in Belgium, has helped to differentiate the brand within the vodka category.

## WILLIAM LAWSON'S SCOTCH WHISKY

WILLIAM LAWSON'S Scotch whisky achieved sales over the one million case mark again in Fiscal 2004, a significant accomplishment for a brand competing in the increasingly aggressive standard mid-priced whisky range.

New packaging was introduced with great consumer and customer acceptance in all markets, while Deluxe and Super Deluxe variants are also being redesigned with new design features consistent with those of the core brand.

A new ad in the "Great Scotch, No Rules" theme, "WILLIAM LAWSON'S Broken Car" won the Top Consumer award in Belgium, voted best commercial of the year.

## TÜRI VODKA

TÜRI vodka, an imported super-premium Estonian vodka introduced last fiscal year in the United States, has kept pace with the fast growth in the super-premium vodka segment. Launched very selectively in trend-setting venues, the brand continues to gain acceptance in the high-end establishments in major metropolitan markets. Based on strong overall product appeal and smoothness, TÜRI vodka has received high levels of endorsement from consumers and trade publications. A major initiative with a strong focus in the on-premise was developed to give the brand greater visibility and credibility with target consumer groups.

# Financial Section

# Financial Review

## BASIS OF PREPARATION

The following commentary compares the results for the Fiscal Year 2004 with the results of the Fiscal Year 2003 as well as Constant Dollar Fiscal Year 2003, utilizing the Fiscal Year 2004 average exchange rates.

## SALES

Bacardi Limited achieved sales of $3.3 billion for fiscal year ended March 31, 2004, representing an increase of $215 million from Fiscal 2003 primarily as a result of the positive foreign exchange impact. Decreases in sales were primarily related to declines in our ready-to-drink business and management's decision to actively reduce trade inventory levels in the United States and Mexico. Sales for the fiscal year were impacted by the disposal of two regional brands, Charles Volner and Duval Pastis.

Sales of core brands were slightly higher than the prior year on a constant dollar basis. BACARDI rum sales declined by 3% due to the impact of management's decision to reduce trade inventory levels in the United States and Mexico, partially offset by positive growth in the

**FISCAL YEAR 2004 - SUMMARY OF FINANCIAL PERFORMANCE**
*(Expressed in Thousands of U.S. Dollars)*

| | Actual Fiscal March 31, 2002 | Actual Fiscal March 31, 2003 | Constant Dollar Fiscal March 31, 2003 | Actual Fiscal March 31, 2004 |
|---|---|---|---|---|
| Sales | 2,861,097 | 3,083,112 | 3,377,360 | 3,298,262 |
| Gross Profit | 1,899,896 | 1,896,210 | 2,043,233 | 1,977,509 |
| Selling, General and Administrative Expenses | 1,164,282 | 1,305,466 | 1,425,095 | 1,483,163 |
| Earnings from Operations | 735,614 | 590,744 | 618,138 | 494,346 |
| Other Expenses and Income Taxes | 353,268 | 173,773 | 181,435 | 163,350 |
| Net Earnings | 382,346 | 416,971 | 436,703 | 330,996 |

# Financial Review

United Kingdom. Sales of MARTINI vermouth grew by 8% in Fiscal 2004 as a result of the positive impact of the change in the production process for the French market and growth of the business in Eastern Europe. Sales of DEWAR'S Scotch whisky were also impacted by the lower trade inventory levels in the United States, partially offset by higher sales in Spain. BOMBAY gin sales grew by 7% due to double-digit increases in the United Kingdom and Spain and a slight positive increase in the United States despite the decision to decrease trade inventory levels.

Sales of ready-to-drink products declined 13% due to the maturity of this category in key markets. BACARDI BREEZERS sales declined by 17% from lower sales in the United Kingdom and the Netherlands partially offset by increases in Italy and Canada. BACARDI RIGO declined by 46% due to the short life cycle of the product in Germany. ERISTOFF ready-to-drink grew by 48% due to the continued growth in Austria and introduction of the product in France. BACARDI SILVER ready-to-drink grew by 7% primarily due to the introduction of new flavors in the United States.

## GROSS PROFIT

The Company's gross profit for Fiscal Year 2004 was $2 billion or 60% of sales, compared to 61.5% in the prior year. This decrease is primarily from the current core brand sales margin mix.

## SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative expenses for the fiscal year were 45% of sales, 4% higher than last year on a constant dollar basis. The increase reflects higher advertising and promotion expenditures to support our core brands in key markets partially offset by lower expenses as a result of the sale of Charles Volner and Duval Pastis brands. The increase is also due to $36 million of expenses relating to severance costs.

## OTHER EXPENSES AND INCOME TAXES

Included in other expenses is net interest expense, gain on sale of brands, and various other items. Interest expense decreased $26 million reflecting lower average outstanding debt and lower overall interest rates resulting from the realignment of the debt portfolio in the current year. Other expense also includes the net gain of $73 million from the sale of the Charles Volner and Duval Pastis brands and the $37 million charge for the unwinding of the interest rate swaps in the current year. The provision for income taxes is higher by $24 million due to the shift in total earnings to higher tax jurisdictions.

## NET EARNINGS

The result of all the items described above is consolidated net earnings for Fiscal Year 2004 of $331 million compared to $417 million for the prior year.

## FINANCIAL CONDITION

As at March 31, 2004, the Company's total debt was $1.5 billion, a decrease of $357 million from the March 31, 2003 balance of $1.86 billion. During Fiscal 2004, repayments of $460 million and $250 million were made on the $1 billion Syndicated Credit Facility and the Eurobonds, respectively. The Company issued new Private Placements during the year amounting to $450 million. The proceeds from these were used to make debt repayments.

# Management's Report to the Shareholders of Bacardi Limited

The management of Bacardi Limited is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in Bermuda and Canada and, where appropriate, include amounts based on management's judgement and best estimates. Other financial information presented in this Annual Report is consistent with the data contained in the accompanying financial statements.

It is the Company's policy to establish and maintain a system of internal accounting and administrative controls, to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The system includes a defined organizational structure and appropriate division of responsibilities; established policies and procedures that are communicated throughout the Company; careful selection, training and development of employees; and an internal audit program. Policies and procedures prescribe that all employees are to maintain high standards of proper business practice. The Company believes it maintains an effective system of internal control, reliable financial reporting systems and dependable safeguards against unauthorized acquisition, use or disposition of assets.

The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors independent of management. The Audit Committee meets regularly with representatives of the Company's external auditors, internal audit staff and management, to satisfy themselves that Bacardi Limited's internal control policies are being followed. In addition, the Audit Committee meets regularly with the external and internal auditors to provide a forum for open discussion of any issues.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers, who were given unrestricted access to all financial records and related data and whose report is included in this Annual Report.

Javier Ferrán
*President and Chief Executive Officer*

Ralph Morera
*Senior Vice President Finance and Chief Financial Officer*

Hamilton, Bermuda
May 7, 2004

# Auditors' Report to the Shareholders of Bacardi Limited

We have audited the consolidated balance sheet of Bacardi Limited as at March 31, 2004 and the consolidated statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Bermuda and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Bermuda and Canada.



Chartered Accountants
Hamilton, Bermuda
May 7, 2004

## Consolidated Statement of Earnings

For the Year Ended March 31, 2004

*(Expressed in Thousands of U.S. Dollars)*

| | March 31, 2004 $ | March 31, 2003 $ |
|---|---|---|
| SALES | 3,298,262 | 3,083,112 |
| COST OF SALES *(Note 19)* | 1,320,753 | 1,186,902 |
| GROSS PROFIT | 1,977,509 | 1,896,210 |
| SELLING, GENERAL AND ADMINISTRATIVE EXPENSES *(Note 19)* | 1,483,163 | 1,305,466 |
| EARNINGS FROM OPERATIONS | 494,346 | 590,744 |
| OTHER INCOME (EXPENSES) | | |
| Interest income | 2,558 | 4,098 |
| Interest expense | (92,850) | (118,521) |
| Miscellaneous income (expense) - net *(Note 19)* | (64,491) | (17,972) |
| Gain on sale of brands *(Note 19)* | 72,761 | - |
| BMRH Founders' common shares liability revaluation *(Note 12)* | - | 15,564 |
| | (82,022) | (116,831) |
| EARNINGS BEFORE INCOME TAXES | 412,324 | 473,913 |
| PROVISION FOR INCOME TAXES *(Note 20)* | 81,328 | 56,942 |
| NET EARNINGS | 330,996 | 416,971 |

## Consolidated Statement of Retained Earnings

For the Year Ended March 31, 2004

*(Expressed in Thousands of U.S. Dollars)*

| | March 31, 2004 $ | March 31, 2003 $ |
|---|---|---|
| RETAINED EARNINGS – BEGINNING OF YEAR | 1,770,991 | 1,584,926 |
| CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE *(Note 1)* | - | 10,851 |
| RETAINED EARNINGS – BEGINNING OF YEAR, AS RECAST | 1,770,991 | 1,595,777 |
| ADJUSTMENT FOR ADOPTION OF NEW PRONOUNCEMENT *(Note 1)* | (33,137) | - |
| NET EARNINGS | 330,996 | 416,971 |
| LONG-TERM INCENTIVE PLAN REDEMPTIONS *(Note 13)* | - | (78,689) |
| DIVIDENDS PAID | (160,604) | (163,068) |
| RETAINED EARNINGS – END OF YEAR | 1,908,246 | 1,770,991 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Balance Sheet

As at March 31, 2004

*(Expressed in Thousands of U.S. Dollars)*

| | March 31, 2004 $ | March 31, 2003 $ |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and equivalents | 29,558 | 96,414 |
| Accounts receivable | 711,541 | 726,275 |
| Inventories *(Note 4)* | 766,982 | 760,984 |
| Other current assets | 117,000 | 119,577 |
| | 1,625,081 | 1,703,250 |
| LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS *(Note 5)* | 129,312 | 119,643 |
| PROPERTY, PLANT AND EQUIPMENT *(Note 6)* | 486,551 | 482,243 |
| INTANGIBLE ASSETS *(Note 7)* | 2,555,855 | 2,554,409 |
| | 4,796,799 | 4,859,545 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Short-term borrowings | 247,015 | 206,334 |
| Accounts payable and accrued liabilities | 658,079 | 554,659 |
| Taxes payable | 162,318 | 154,838 |
| Current portion of long-term debt *(Note 8)* | 91,447 | 43,303 |
| BMRH Founders' common shares *(Note 12)* | - | 140,247 |
| Series 3 Preferred Shares *(Note 11)* | - | 136,374 |
| | 1,158,859 | 1,235,755 |
| LONG-TERM DEBT *(Note 8)* | 1,165,921 | 1,611,632 |
| SERIES 3 PREFERRED SHARES *(Note 11)* | 146,552 | - |
| OTHER LIABILITIES *(Note 9)* | 314,209 | 245,282 |
| | 2,785,541 | 3,092,669 |
| **SHAREHOLDERS' EQUITY** | | |
| CAPITAL STOCK *(Note 17)* | 32,983 | 32,909 |
| SHARE PREMIUM *(Note 17)* | 214,021 | 121,628 |
| RETAINED EARNINGS *(Notes 1 & 18)* | 1,908,246 | 1,770,991 |
| CUMULATIVE TRANSLATION ADJUSTMENT | (143,992) | (158,652) |
| | 2,011,258 | 1,766,876 |
| | 4,796,799 | 4,859,545 |

Signed on behalf of the Board

*Ruben Rodriguez, Chairman of the Board*

*Raymond P. Silcock, Chairman of the Audit Committee*

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statement of Cash Flows

For the Year Ended March 31, 2004
*(Expressed in Thousands of U.S. Dollars)*

| | March 31, 2004 $ | March 31, 2003 $ |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash provided from operations *(Note 3)* | 504,173 | 425,875 |
| CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES | | |
| Acquisition of CAZADORES *(Note 2)* | - | (188,090) |
| Proceeds from sale of brands | 88,836 | - |
| Purchase of property, plant and equipment | (89,159) | (96,900) |
| Proceeds on disposition of property, plant and equipment | 30,214 | 17,351 |
| Change in other assets | (3,499) | (3,415) |
| Change in long-term investments and advances | 6,608 | 5,358 |
| Cash provided by (used in) investing activities | 33,000 | (265,696) |
| CASH FLOWS USED IN FINANCING ACTIVITIES | | |
| Short/long-term debt: | | |
| Borrowings | 990,524 | 830,602 |
| Repayments | (1,370,643) | (679,599) |
| Proceeds from issuance of Long-Term Incentive Plan shares | 10,768 | 52,829 |
| Redemptions of Long-Term Incentive Plan shares | 20,964 | (143,164) |
| Redemption of Series 3 Preferred shares | (6,886) | - |
| Redemption of BMRH Founders' common shares | (47,781) | (109,802) |
| Cash used in financing activities | (444,982) | (49,134) |
| DIVIDENDS PAID | | |
| Common shares | (154,204) | (150,442) |
| Preferred shares of subsidiary | (623) | (608) |
| BMRH Founders' common shares | (5,777) | (9,607) |
| Long-Term Incentive Plan shares | - | (2,411) |
| Total dividends paid | (160,604) | (163,068) |
| CHANGE IN CASH AND EQUIVALENTS | (68,413) | (52,023) |
| CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE | 1,557 | (12,278) |
| CASH AND EQUIVALENTS – BEGINNING OF YEAR | 96,414 | 160,715 |
| CASH AND EQUIVALENTS – END OF YEAR | 29,558 | 96,414 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## 1. SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of preparation of financial statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Bermuda and Canada. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses during the reporting period.

### (b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

### (c) Foreign currencies

(i) Translation of financial statements

The financial statements of subsidiary companies denominated in foreign currencies have been translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates for the period. Translation gains and losses of these financial statements are deferred as a separate component of shareholders' equity and are included in net earnings only when there is a realized reduction in the net investment.

(ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies, excluding those transactions that have been accounted for as hedges, are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net earnings. Transactions in foreign currencies that have been accounted for as hedges are translated at rates which approximate the rates of exchange of the hedge contracts.

### (d) Cash and equivalents

Cash and equivalents include cash and short-term deposits with a maturity of less than three months.

### (e) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the average cost method (see (p) below).

In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

### (f) Investments

The equity method of accounting is used for investments in 20 to 50 percent owned companies where the Company has the ability to exercise significant influence. Other investments are carried at cost.

### (g) Intangible Assets and Goodwill

Brands and other intangible assets, which are identified in a business combination and are determined to have indefinite useful lives, and goodwill are not amortized. Brands and other intangible assets determined to have definite lives are amortized over their useful lives. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination. There are no significant intangible assets with definite lives nor goodwill.

## 1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### (g) Intangible Assets and Goodwill *(Continued)*

Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that an asset might be impaired. Brands and intangible assets with definite lives and goodwill are reviewed on an ongoing basis to ensure they are appropriately valued if conditions exist that may indicate that the carrying value is not recoverable. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period.

### (h) Sales

Revenues are recognized upon passage of title, which occurs when the product is delivered to the point of shipment or to the customer. Sales in fiscal year 2004 are presented net of excise taxes of $935.0 million (2003 - $924.9 million) and discounts of $942.0 million (2003 - $812.7 million).

### (i) Depreciation and amortization

(i) Property, plant and equipment is carried at cost and is being depreciated on a straight line basis over its estimated useful life, except for land which is not depreciated. Major replacements and improvements are capitalized. Repairs and maintenance are expensed. The annual depreciation rates are:

| | |
|---|---|
| Buildings | 2-11% |
| Machinery and equipment | 4-33% |
| Furniture and fixtures | 7-33% |

(ii) Leasehold improvements are amortized on a straight-line basis over the lease period.

### (j) Employee Benefit Plans

The Company has a number of different pension and other retirement plans which are designed and managed according to the rules of various countries in which it operates. The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets and obligations will fluctuate as a result of changes in assumptions or experience gains and losses and for plan amendments that are typically amortized over the expected average remaining service life of the employees. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

### (k) Interest rate swaps

Interest rate swap contracts are used for hedging purposes to manage the cost of long-term debt financing. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed notional principal amount. The differential between floating and fixed rates on open swap contracts is recognized as interest income or expense as incurred. Gains and losses on early termination of swap contracts due to refinancing are included in the carrying amount of the refinanced debt and amortized as a yield adjustment over the remaining terms of the original swaps. Gains and losses arising on early termination of swap contracts due to repayment of the underlying debt are expensed as incurred. The Company carries at market value the portion of the interest rate swap which exceeds the minimum projected debt and resulting gains or losses are included in net earnings.

## 1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### (l) Foreign currency forward contracts, currency swaps and currency options

The Company enters into foreign currency forward contracts, currency swaps and currency options to hedge its exposures to adverse impacts of foreign currency fluctuations. Foreign currency forward contracts, currency swaps and currency options that have not matured relating to the underlying operating transactions that have occurred prior to year-end are marked to market and the related unrealized gains and losses included in net earnings. Those relating to underlying operating transactions in future periods are not recognized in these financial statements. Realized gains and losses are accounted for on the trade-date and are included in net earnings. Premiums on foreign currency options are recorded so as to match the timing of the recognition of the item being hedged.

### (m) Incentive Plans

The Company, through a wholly owned subsidiary, Bacardi Benefit Company Limited, has a stock-based compensation plan, which is described in Note 13. Prior to 2004, if the stock was repurchased from employees, the excess of the consideration paid over the carrying amount of the stock cancelled was charged to retained earnings. Any consideration paid by employees on exercise of stock options or purchase of stock was credited to share capital. Effective April 1, 2003, due to the adoption of a new accounting pronouncement, awards issued under the plan are accounted for as stock appreciation rights and the amount by which the fair market value, as determined, exceeds the exercise price, ("intrinsic value") is recorded as increases or decreases to earnings (see (p) below).

The Company also has, as described in Note 13, an earnings appreciation rights plan. Compensation expense is recognized in net earnings over the vesting period to the extent that the current unit value exceeds the grant price.

### (n) Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which may arise in one or more jurisdictions. It is the Company's policy to make adequate provisions so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material affect on the Company's financial position or results of operations.

### (o) Reclassifications

Certain amounts from 2003 have been reclassified to conform to the 2004 presentation.

### (p) New Accounting Pronouncements and Policies

(i) Long-term Incentive Plan

Effective April 1, 2003, the Company adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") standard, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This pronouncement establishes standards for the recognition, measurement, and disclosure of stock-based compensation in exchange for goods and services. This Section requires enterprises to account for stock appreciation rights and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the fair market value, as determined, exceeds the exercise price.

## 1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(i) Long-term Incentive Plan *(Continued)*

Awards under the Company's Long-Term Incentive Plan are accounted for as stock appreciation rights under Section 3870. As such, on April 1, 2003, the Company recorded a charge to retained earnings of approximately $33.1 million, representing the vested, as determined, intrinsic value of the outstanding awards on that date, net of related tax effects. On a yearly basis, increases and decreases in the intrinsic value of the awards, not below the original issuance price, are recorded as charges or credits to earnings.

(ii) Change in Inventory Costing Method

Effective March 31, 2004, the Company changed its costing method for certain inventory that had previously utilized the last-in, first-out ("LIFO") method to the average cost method. The cumulative effect of the change in this accounting policy has been adopted retroactively in the accompanying financial statements as of April 1, 2002 as an adjustment to retained earnings of $10.9 million. Effective with this change, the Company's inventory is stated using the average cost method. The effect of this change on the consolidated net earnings for the fiscal years ended March 31, 2004 and 2003 was an increase of $2.5 million and $11.5 million, respectively.

(iii) Revenue Recognition

On December 17, 2003, the CICA issued EIC 141, "Revenue Recognition". The purpose of EIC 141 is to provide comprehensive guidance on revenue recognition and to conform to U.S. Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The provisions of EIC 141 were adopted on a retroactive basis. The adoption of EIC 141 did not have an impact on the consolidated financial statements.

### (q) Future Accounting Pronouncements

(i) Financial Instruments

Effective April 1, 2004, the Company adopted the provisions of AcG-13, "Hedging Relationships". AcG-13 sets the criteria for the identification, documentation, designation and effectiveness of hedges. The pronouncement was applied prospectively but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The adoption of this pronouncement did not have a material impact on the financial results of the Company.

(ii) Asset Retirement Obligations

Effective April 1, 2004, the Company adopted the provisions of Section 3110 of the CICA Handbook, "Asset Retirement Obligations". This standard requires recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this pronouncement did not have a material impact on the financial results of the Company.

## 2. ACQUISITION OF BRAND

On June 4, 2002, the Company acquired substantially all of the assets of CAZADORES, a premium tequila brand, for approximately $188.1 million. The acquisition was accounted for as a purchase and accordingly the purchase price was allocated to the net assets acquired based on their relative fair value as follows:

| *(Thousands of U.S. Dollars)* | $ |
|---|---|
| Inventories | 43,700 |
| Property, Plant, and Equipment | 17,000 |
| Intangible Assets | 127,390 |
| Total purchase price | 188,090 |

## 2. ACQUISITION OF BRAND *(Continued)*

The intangible assets represent the CAZADORES trademark and all related rights which are determined to have indefinite lives. The results of operations of CAZADORES have been included in the consolidated financial statements from the date of acquisition.

## 3. STATEMENT OF CASH FLOWS

Cash provided from operations is comprised as follows:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Net earnings | 330,996 | 416,971 |
| Items not affecting cash | | |
| BMRH Founders' common shares liability revaluation | - | (15,564) |
| Future income taxes | (687) | (11,951) |
| Equity earnings net of dividends | (5,411) | (9,576) |
| Gain on sale of brands and related assets | (72,761) | - |
| (Gain)/loss on sale of assets | (6,830) | 3,326 |
| Depreciation and amortization | 67,900 | 60,700 |
| Net change in items related to operations | | |
| Accounts receivable | 37,397 | (61,424) |
| Inventories | 23,647 | (25,089) |
| Accounts payable and accrued liabilities | 84,682 | 25,267 |
| Taxes payable | 1,870 | 13,654 |
| Pension liabilities | 35,495 | 26,766 |
| Other current assets | 6,246 | (21,645) |
| Other liabilities | 1,629 | 24,440 |
| Cash provided from operations | 504,173 | 425,875 |

## 4. INVENTORIES

Inventories comprise:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Raw materials and supplies | 131,297 | 134,710 |
| Work-in-progress | 251,578 | 228,803 |
| Finished goods | 101,063 | 146,014 |
| Aging product | 283,044 | 251,457 |
| | 766,982 | 760,984 |

## 5. LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS

Long-term investments, advances and other assets comprise:

| *(Thousands of U.S. Dollars)* | 2004 $ | 2003 $ |
|---|---|---|
| Investments at equity | 18,956 | 22,277 |
| Investments at cost | 59,166 | 44,164 |
| Advances | 11,713 | 12,767 |
| Other assets | 39,477 | 40,435 |
| | 129,312 | 119,643 |

## 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises:

| *(Thousands of U.S. Dollars)* | Cost $ | Accumulated Depreciation & Amortization $ | 2004 Net $ | 2003 Net $ |
|---|---|---|---|---|
| Land | 24,156 | - | 24,156 | 22,376 |
| Buildings | 322,436 | (161,549) | 160,887 | 150,067 |
| Machinery, equipment, furniture and fixtures | 636,449 | (404,882) | 231,567 | 226,515 |
| Leasehold improvements and other | 137,247 | (67,306) | 69,941 | 83,285 |
| | 1,120,288 | (633,737) | 486,551 | 482,243 |

## 7. INTANGIBLE ASSETS

Intangible assets comprise:

| *(Thousands of U.S. Dollars)* | 2004 $ | 2003 $ |
|---|---|---|
| Brands: | | |
| Martini & Rossi Group | 808,774 | 808,774 |
| DEWAR'S | 1,262,625 | 1,262,625 |
| BOMBAY | 350,953 | 350,953 |
| CAZADORES | 127,215 | 127,282 |
| | 2,549,567 | 2,549,634 |
| Other intangible assets – net | 6,288 | 4,775 |
| | 2,555,855 | 2,554,409 |

The brands above resulted from the purchases of each respective group. These brands are determined to have indefinite lives.

## 8. LONG-TERM DEBT

Long-term debt comprises:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Multicurrency Credit Facility (a) | 155,000 | 615,000 |
| Private Placement Notes (b) | 855,000 | 585,000 |
| Eurobond Notes (c) | - | 250,000 |
| Other (d) | 247,368 | 204,935 |
| | 1,257,368 | 1,654,935 |
| Less: Current portion | 91,447 | 43,303 |
| | 1,165,921 | 1,611,632 |

**(a)** On July 22, 2002, the Company entered into a $1 billion multicurrency revolving credit facility with a group of financial institutions. The facility is comprised of two revolving credit facilities ("Facility A" for $250 million and "Facility B" for $750 million). Interest on Facility A is computed at LIBOR plus .35% and at LIBOR plus .375% for Facility B. Facility A matures on July 19, 2004 and is convertible, upon maturity, at the discretion of the Company, to a term loan maturing 364 days after the conversion date. Facility B matures on July 21, 2007. The facility contains certain financial and other covenants including restrictions of additional indebtedness and change of control provisions. As of March 31, 2004, there are no amounts outstanding under Facility A and $155 million outstanding under Facility B.

**(b)** The Private Placement Notes ("the Notes") consist of notes held by insurance companies as follows:

(i) Senior Notes issued as part of the refinancing of the purchase of the Martini & Rossi group which have an outstanding balance of $155 million ("Series C") and $250 million ("Series D"). The Series C Notes bear interest at an average rate of 7.03% and mature in August 2005. The Series D Notes bear interest of 6.83% and mature in September 2008.

The Company entered into a swap agreement, whereby $100 million of the Series C Notes were swapped for pounds Sterling 66.3 million, of which $33.7 million remains outstanding as at March 31, 2004. The swap agreement, which is for the duration of the debt, also swaps the dollar denominated interest for pounds Sterling interest. The Company paid an upfront rate adjustment fee of $9 million for modifying the financial covenants on the original issuance of the Notes, which has been deferred and amortized over the remaining period to maturity. As a result of the Sterling swap agreement and the upfront rate adjustment fee, the average effective interest rate on the Notes is 6.98%.

The Series D Notes effective interest rate is 7.85% due to early termination of interest rate swaps related to refinancing previous debt.

(ii) On October 23, 2003, a subsidiary of the Company issued $100 million in Private Placement Notes. The Notes bear interest at LIBOR plus .65% and mature on October 23, 2013. The proceeds from the Notes were utilized to pay existing debt.

(iii) On March 25, 2004, the Company issued $350 million in senior notes. These notes are comprised of two series, Series A Notes amounting to $300 million and Series B Notes amounting to $50 million. Series A bears interest at 4.42% and matures in March 2011. Series B bears interest at LIBOR plus .65% and matures March 2014. Proceeds from the Notes were utilized to pay existing debt.

**(c)** The Eurobond Notes were paid in August 2003.

## 8. LONG-TERM DEBT *(Continued)*

**(d)** Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The agreements bear interest at rates between 1.0% and 9.5%. Certain assets of the Company and its subsidiaries have been pledged as collateral against this debt. Debt denominated in foreign currencies totals $221.6 million at March 31, 2004 (2003 - $148.0 million).

Under the terms of the Company's debt agreements, the Company is required to maintain certain financial covenants related to the levels of interest coverage, net debt and net worth. In addition, the agreements place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries.

Interest on long-term debt totals $76.9 million for the year ended March 31, 2004 (2003 - $101.6 million).

The following debt repayment schedule sets out the annual repayments as per agreements:

| *(Thousands of U.S. Dollars)* | $ |
|---|---|
| March 31, 2005 | 91,447 |
| 2006 | 155,283 |
| 2007 | 74,452 |
| 2008 | 232,537 |
| 2009 | 253,649 |
| Thereafter | 450,000 |
| | 1,257,368 |

## 9. OTHER LIABILITIES

Other liabilities comprise:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Employee benefit liabilities *(Note 10)* | 175,094 | 139,199 |
| Other liabilities *(Note 13)* | 139,115 | 106,083 |
| | 314,209 | 245,282 |

## 10. EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and termination indemnity plans, as well as other retirement benefit plans in the various countries in which it operates. Defined benefit, pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement. Employee benefit liabilities are included in Other Liabilities in the accompanying financial statements.

## 10. EMPLOYEE BENEFIT PLANS *(Continued)*

### Non-Funded Plans

Information about non-funded pension plans, termination indemnity plans, and other non-pension retirement benefit plans maintained by certain of the Company's subsidiaries is as follows:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Present value of pension plan benefits | 150,979 | 102,692 |
| Present value of non-pension plan benefits | 56,527 | 44,683 |
| | 207,506 | 147,375 |

Portions of the present value of these benefits are accrued in the Company's books as follows:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Accrued pension liabilities | 121,054 | 88,598 |
| Accrued non-pension liabilities | 30,859 | 26,849 |
| | 151,913 | 115,447 |
| Pension expense | 21,539 | 15,351 |
| Non-pension expense | 5,582 | 4,966 |
| Total expense | 27,121 | 20,317 |
| Pension benefits paid by the Company | 11,430 | 5,095 |
| Non-pension benefits paid by the Company | 1,506 | 1,647 |
| Total benefits paid by the Company | 12,936 | 6,742 |
| Weighted average discount rate for present value of benefits: | | |
| Pension plans | 5.7% | 6.1% |
| Non-pension plans | 6.2% | 6.7% |
| Weighted average salary rate/ultimate medical inflation rate: | | |
| Pension plans | 3.5% | 3.7% |
| Non-pension plans (initial rate/ultimate rate) | 12.0%/5.3% | 9.7%/5.3% |

### Funded Plans

Certain of the Company's subsidiaries maintain funded pension plans for which the total liability recognized by the Company is $23.2 million as at March 31, 2004 (2003 - $23.8 million). The assets are held separately by the plans and include equities and bonds. Information about these pension plans of the Company's principal subsidiaries is as follows:

## 10. EMPLOYEE BENEFIT PLANS *(Continued)*

### Funded Plans *(Continued)*

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Pension plan assets | 249,483 | 206,217 |
| Present value of plan benefits | 313,706 | 293,939 |
| Funded status – overall deficit | (64,223) | (87,722) |
| Pension expense | 13,843 | 14,992 |
| Benefits paid | 14,557 | 12,889 |
| Company contributions | 20,559 | 16,650 |
| Employee contributions | 678 | 651 |
| Weighted average discount rate for present value of benefits | 6.0% | 6.4% |
| Weighted average rate of compensation increase | 4.0% | 4.6% |
| Weighted average expected long-term rate of return on assets | 6.6% | 7.8% |

The aggregate fair value of pension plan assets and the present value of plan benefits included above in respect of plans where assets are less than the present value of plan benefits are $244.4 million and $309.1 million, respectively (2003 - $202.9 million and $290.6 million).

### Defined Contribution Plans

Certain of the Company's subsidiaries maintain funded defined contribution pension plans and insured pension plans for which the total expense recognized by the Company is $6.5 million in 2004 (2003 - $5.5 million).

## 11. SERIES 3 PREFERRED SHARES

The Series 3 Preferred Shares represent preferred shares of a subsidiary which were issued on the acquisition of the Martini & Rossi group. As provided for under the terms of the shares, during May 2003 the Company elected to call the shares for redemption. The holders of shares with a call value amounting to approximately 119 million Euro exercised their right to postpone the redemption until June 2008, and the remaining shares with a call value amounting to 6 million Euro ($6.9 million) were redeemed in June 2003. As a result of the postponement of the redemption, the dividend rate increased to 7% through the remainder of the term.

## 12. BMRH FOUNDERS' COMMON SHARES

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a wholly owned subsidiary, issued 1,501,130 common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. Holders of BMRH Founders' common shares were entitled to cause BMRH to purchase all or any portion of their shares at any time up to December 31, 2003 and for a limited period following the occurrence of certain events ("put right"). The purchase price was calculated by dividing ten times the consolidated annual net earnings of the Company by the total outstanding shares of the Company (inclusive of the Bacardi Corporation Series A preferred shares and the BMRH Founders' common shares).

The provisions of the BMRH Founders' common shares required these shares to be classified as a liability and recorded at the redemption price until such time as the put right expired or was exercised and settled. Adjustments to the redemption price were recorded in earnings. For the year ended March 31, 2003, the adjustment amounted

## 12. BMRH FOUNDERS' COMMON SHARES *(Continued)*

to an increase in earnings of $15.6 million. During March 2003 and December 2003, 620,565 and 300,000 shares were redeemed for $109.8 million and $47.8 million, respectively. Due to the expiration of the put right, and as a result of the other rights associated with these shares, the value of the remaining 580,565 BMRH Founders' common shares was reclassified to shareholders' equity at December 31, 2003.

## 13. INCENTIVE PLANS

### Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. Under the terms of the Plan, participants receive stock options in a wholly owned subsidiary, Bacardi Benefit Company Limited ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair market value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair value of the BBC shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings.

The following table summarizes the activity in stock options issued under the amended Plan:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | # of options Outstanding | Weighted average exercise price | # of options Outstanding | Weighted average exercise price |
| Outstanding at beginning of year | 513,030 | $133.14 | 1,020,414 | $120.57 |
| Granted | - | - | - | - |
| Cancelled | (57,480) | $171.12 | (15,410) | $123.31 |
| Exercised and redeemed | (99,850) | $107.84 | (491,974) | $107.38 |
| Outstanding at end of year | 355,700 | $134.10 | 513,030 | $133.14 |
| Exercisable at April 1 | 159,270 | $128.53 | 259,910 | $120.69 |

The following table summarizes information about stock options outstanding at year end:

| Stock options expiring April 1 | # of options Outstanding | # of options Exercisable at April 1, 2004 | Exercise price |
|---|---|---|---|
| 2007 | 11,300 | 11,300 | $96.50 |
| 2008 | 31,240 | 31,240 | $96.50 |
| 2009 | 89,540 | 45,280 | $110.00 |
| 2009 | 13,020 | 5,010 | $96.50 |
| 2010 | 132,560 | 36,560 | $120.00 |
| 2010 | 4,000 | - | $110.00 |
| 2011 | 74,040 | 29,880 | $218.00 |
| | 355,700 | 159,270 | |

## 13. INCENTIVE PLANS *(Continued)*

### Long-Term Incentive Plan *(Continued)*

At March 31, 2004, the weighted average remaining contractual life of the options outstanding under the amended Plan is 5.65 years (2003 – 6.61 years).

During the year ended March 31, 2004, the Company recognized income of $6.3 million representing the change in the earned intrinsic value of the outstanding awards and expense of $0.5 million representing dividends paid while the shares were outstanding and issued (see Note 1). At March 31, 2004, $18.8 million, which represents the vested intrinsic value of these shares, is included in Other Liabilities in the accompanying financial statements.

During the year ended March 31, 2003, the Company recognized compensation expense of $0.2 million in respect of stock options issued at an exercise price less than the formula-calculated fair market value and recognized a net charge to retained earnings of $81.1 million. This charge represents:

(a) the excess of consideration paid by the Company over the carrying amount of the BBC shares repurchased and cancelled relating to the 491,974 stock options exercised during the year, net of the related tax effect; and

(b) dividends paid while the shares were issued and outstanding.

If all units exercisable at April 1, 2004 were to be exercised and subsequently repurchased at the formula-calculated value of Bacardi Benefit Company Limited stock at April 1, 2004, the net cash outflow of the Company would be approximately $9.3 million (2003 - $22.3 million).

### Earnings Appreciation Rights Plan

Effective April 1, 2002, the Company implemented an Earnings Appreciation Rights Plan ("EARP") to compensate key employees with an interest in maximizing the growth of the Company. Rights under the plan are issued to key employees at a unit value based on a multiple of earnings. The awards vest 100% at the end of three years and expire five years from issuance. Upon exercise, holders are entitled to receive the difference between the exercise price and the then current value. During the years ended March 31, 2004 and 2003, 206,325 and 100,950 awards were issued at unit values of $119.87 and $143.33, respectively of which 14,750 awards were subsequently cancelled. The unit value at April 1, 2004 has been determined to be $115.33. There were no charges to earnings for this plan for the year ended March 31, 2004 and 2003.

## 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are as follows:

| | March 31, 2004 | | March 31, 2003 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| *(Thousands of U.S. Dollars)* | $ | $ | $ | $ |
| Cash and equivalents | 29,558 | 29,558 | 96,414 | 96,414 |
| Accounts receivable | 711,541 | 711,541 | 726,275 | 726,275 |
| Short-term borrowings | 247,015 | 247,015 | 206,334 | 206,334 |
| Accounts payable and accrued liabilities | 658,079 | 658,079 | 554,659 | 554,659 |
| BMRH Founders' common shares | - | - | 140,247 | 140,247 |
| Long-term debt | 1,257,368 | 1,325,503 | 1,654,935 | 1,715,703 |
| Series 3 Preferred Shares | 146,552 | 168,700 | - | - |
| Foreign currency contracts | (2,491) | (1,681) | 3,552 | 1,040 |
| Currency swap | - | (6,656) | - | (3,577) |
| Interest rate swap agreement | - | - | (16,047) | (58,801) |

## 14. FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of March 31, 2004 or 2003 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

*Cash and Equivalents, Accounts Receivable, Short-term borrowings and Accounts Payable and Accrued Liabilities*

The carrying amounts of cash and equivalents, accounts receivable, short-term borrowings and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these instruments.

*BMRH Founders' Common Shares*

The fair value of the BMRH Founders' common shares was estimated based on the computed value of the put right.

*Long-Term Debt and Series 3 Preferred Shares*

The fair values of long-term debt and Series 3 Preferred Shares were estimated using discounted cash flow analyses based on market rates available to the Company for similar debt with the same remaining maturities. For fiscal year 2003, it was not practicable to determine the fair value of the Series 3 Preferred Shares as there was no public market for this instrument at that time.

*Foreign Currency Contracts*

The fair values of our foreign currency forward contracts and options were estimated using current market prices for similar instruments. The difference between the carrying amount and the fair value represents the unrealized losses on hedges in place for future cash flows.

*Currency Swap*

The fair value of our currency swap was estimated using forward foreign exchange rates as compared to the rates of the swap.

*Interest Rate Swap Agreement*

The fair value of our interest rate swap agreement was estimated based on quoted market prices for financial instruments. The difference between the carrying value and the market value represents the unrealized loss on the effective portion of the swap.

## 15. FOREIGN CURRENCY FORWARD CONTRACTS

The Company uses foreign currency forward contracts, currency options and currency swaps to hedge the effects of exchange rate changes on certain cash flow exposures denominated in foreign currencies. These exposures result from group operating activities in foreign currencies. The Company does not use foreign currency forward contracts, currency options or currency swaps for trading or speculative purposes.

The Company holds foreign currency forward contracts, currency options and currency swaps, which mature at various dates within the following fifteen months, to purchase and sell foreign currencies with a notional amount of $213.0 million and $436.4 million, respectively, at March 31, 2004 (2003 - $112.7 million and $418.8 million, respectively). The unrealized net loss is $1.2 million at March 31, 2004 (2003 - $8.1 million net loss). The market risk related to foreign currency forward contracts is offset by changes in the valuation of the underlying items being hedged. The Company is exposed to foreign currency gains or losses to the extent that the timing or amount of the anticipated cash flow does not coincide with the maturity or amounts of the related foreign currency forward contracts.

## 16. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

## 17. CAPITAL STOCK AND SHARE PREMIUM

### (a) Authorized Share Capital

The authorized common share capital of the Company is 24,000,000 shares with a par value of $1.40 per share.

As part of a reorganization in 1992, the shareholders of Bacardi Corporation were offered the option to exchange their common shares for Bacardi Corporation Series A preferred shares. These Series A preferred shares are non-voting and are convertible, at any time, at the option of the holder, to common shares of the Company on a one-for-one basis. Dividends on the preferred shares are cumulative at a rate equal to the per share rate of dividends and other distributions paid to the holders of the common stock of the Company. As at March 31, 2004 and 2003, the Company has reserved 94,998 common shares for issuance upon conversion of the Bacardi Corporation Series A preferred shares.

During May 2003, an amendment to the Bye-Laws of the Company was approved authorizing the creation, but not the issuance of two classes of common shares of the Company. Each existing common share of the Company would be designated as a Class A share upon the initial issuance of the Class B shares. Initially, the holders of the Class A shares, voting as a class, would be entitled to elect thirteen members of the Board of Directors and the holders of the Class B shares, voting as a class, would be entitled to elect three members of the Board of Directors. On all other matters, the holders of Class A shares would be entitled to ten votes for each share and the holders of Class B shares would be entitled to one vote for each share held. Class A and Class B shares would entitle the holders to an equal right to dividends. During February 2004, the shareholders approved granting the Board of Directors the authority with a two-thirds affirmative vote to issue the shares, but none have been issued as of March 31, 2004.

### (b) Outstanding Share Capital

| *(Thousands of U.S. Dollars)* | Capital Stock $ | Share Premium $ |
|---|---|---|
| Common shares: | | |
| Balance as at March 31, 2004 and March 31, 2003 | | |
| – 23,506,653 common shares issued and outstanding | 32,908 | 121,452 |
| Preferred shares: | | |
| Balance as at March 31, 2004 and March 31, 2003 | | |
| – Bacardi Corporation Series A shares, $0.01 par value, 125,000 shares authorized, 94,998 issued and outstanding | 1 | 176 |
| BMRH Founders' common shares *(Note 12)*: | | |
| Balance as at March 31, 2004 | | |
| – Euro $0.10 par value, 1,501,130 common shares authorized and issued, 580,565 outstanding | 74 | 92,393 |
| Total share capital | 32,983 | 214,021 |

## 18. RETAINED EARNINGS

Retained earnings of certain subsidiary companies, if repatriated, may be subject to withholding taxes at various rates. Due to the various withholding tax rates in the countries involved and the options available to the Company to limit this tax exposure, the amount of such withholding taxes is not quantifiable. Accordingly, liability for withholding taxes will be accrued in the period that both repatriation is considered likely and the tax exposure can be estimated.

The Company's Bye-Laws require the Company to pay aggregate annual cash dividends on its common stock (including for this purpose the Bacardi Corporation preferred shares described in Note 17) equal to a percentage of the Company's total consolidated net earnings for the preceding fiscal year adjusted for certain items as stated in the Bye-Laws. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares.

## 19. OTHER ITEMS

During the year ended March 31, 2004, several items, as discussed below, impacted consolidated net earnings negatively by a net amount of $16.6 million (including charges of $89.2 million offset by gains of $72.6 million).

### (a) Severance and Asset Impairment Charges

During Fiscal 2004, the Company recorded $52.3 million of severance and asset write down charges resulting from the Company's ongoing global initiative to decrease operating costs. These charges consist of $16.2 million in asset write down and production severance costs that are included within cost of sales and $36.1 million in severance costs that are included within general and administrative expenses in the accompanying financial statements for the year ended March 31, 2004. Of the $36.1 million, $14.7 million was paid during the year and $21.4 million is included in accounts payable and accrued liabilities and is expected to be paid in Fiscal 2005.

### (b) Interest Rate Swap Ineffectiveness

During December 2003, it was determined that the Company's interest rate swaps were ineffective in their entirety. As a result, accounting for the interest rate swaps as a hedge was no longer appropriate and a mark-to-market expense of $36.9 million was recorded during the year ended March 31, 2004, which is included within miscellaneous income (expense) – net in the accompanying consolidated financial statements. During January 2004, the interest rate swaps were terminated.

### (c) Gain on Sale of Brands

During fiscal 2004, the Company sold Charles Volner, a French sparkling wine, and related assets for approximately $56 million resulting in a net gain of $46.9 million. Net Sales for this brand were $14.9 million and $26.1 million for the years ended March 31, 2004 and March 31, 2003, respectively.

Also during fiscal 2004, the Company sold Duval Pastis for approximately $32 million resulting in a net gain of $25.7 million, after recording a provision for $6 million of related restructuring costs. Net sales for this brand were $15.7 million and $14.7 million for the years ended March 31, 2004 and March 31, 2003, respectively.

## 20. INCOME TAXES

Major components of the provision for income taxes are as follows:

| *(Thousands of U.S. Dollars)* | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Current tax | 81,938 | 68,893 |
| Future income tax | (610) | (11,951) |
| | 81,328 | 56,942 |

Included in Taxes Payable and Other Liabilities are future income tax assets of $5.4 million at March 31, 2004 (2003 - $18.8 million).

## 21. GUARANTEES AND ENDORSEMENTS

Effective April 1, 2003, the Company implemented Accounting Guideline 14, "Disclosure of Guarantees", issued by the CICA, which requires that certain disclosures be made by a guarantor in its consolidated financial statements for significant guarantees. Under this guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments to a third party contingent on a future event. The disclosures are required even when the likelihood of the guarantor having to make a payment under the guarantee is remote. The Company's significant guarantees are described below.

In the ordinary course of business, the Company has provided guarantees on certain liabilities of its joint ventures. As of March 31, 2004, the maximum amount of the guarantees amounted to approximately $41.9 million that would be payable by the Company in the event of default by the joint venture company. As of March 31, 2004, the Company has no obligation recorded under these guarantees.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of approximately $28.4 million at March 31, 2004.

## 22. CONTINGENCY

In November 2003, a lawsuit was filed in the United States against the Company and two of its subsidiaries alleging that the Company, its named subsidiaries, and other industry members improperly target underage consumers through their allegedly deceptive and unfair marketing and advertising practices. The lawsuit names many other distillers and brewers and seeks class certification on behalf of (a) parents whose funds were used by their underage children to purchase alcohol illegally from 1982 to the present and (b) parents and guardians of all children currently under the legal drinking age. The Plaintiff seeks unspecified damages (including punitive damages), disgorgement of profits made from underage sales, restitution of funds used by underage consumers on alcohol purchases, and other injunctive relief (i.e., prohibition against marketing to underage persons). Subsequent to the filing of the initial lawsuit, virtually identical lawsuits have been filed by the same counsel in three other jurisdictions in the United States (including, in one case, against additional defendants). Similar complaints may be filed in other states against the same or an expanded group of defendants.

The Company, which is participating in a joint defense effort with other distillers and brewers, believes the lawsuits to be entirely without merit and will contest them vigorously. Given the fact that these proceedings are in their very early stages, the ultimate outcome of this matter cannot presently be determined. Included in accounts payable and accrued expenses at March 31, 2004 is the Company's best estimate of minimum legal fees for this litigation.

# Developing our Spirit of

# *innovation*

At Bacardi, we believe that innovation and an entrepreneurial spirit go hand-in-hand. We embrace innovation in all its forms and apply it to every aspect of our business.

This requires a creative environment for new and challenging ideas to be born and nurtured, something which our top management actively supports and sponsors. Equally important, it means having the commitment to take these new ideas and successfully implement them. This takes tremendous passion, energy, focus and discipline, and the belief and confidence to guide an idea from its infancy through different phases to final implementation, and thereby turning a dream into a reality.

Innovation is vital to our business and is a core value within Bacardi Limited. Indeed, it has been embedded in our corporate culture since the Company's inception. Enrique Schueg, the fourth president of the Company, viewed the most important aspect of innovation as '...leaving to time what is the work of time', a clear message of the patience required to allow new ideas to grow and flourish.


Perfectly balanced.


BACARDI
CO
COCONUT
CO
BACARDI
BACARDI
VANÍLA
BACARDI
RAZZ
BACARDI
LIMÓN

Bacardi is a company that was founded on innovation. When Don Facundo Bacardí Massó began experimenting with new distillation techniques in Santiago de Cuba, rum was dark, heavy, and pungent. In 1862, after more than a decade of patient experimentation, he produced the world's first, smooth, light-bodied rums – BACARDI Carta Blanca, BACARDI Carta de Oro, and BACARDI Añejo – and redefined the rum category.

In the early 1900s, when Americans serving in Cuba first enjoyed the Daiquirí and the Cuba Libre cocktails, both originating with BACARDI rum, the Company saw the potential and implemented innovative marketing and promotional programs to popularize these drinks and drive volume. Today, BACARDI & COKE® is the world's number one cocktail.

In 1927, Bacardi launched a major diversification into the beer category with the introduction of HATUEY in Cuba. This innovative experience was a great success, with the brand becoming the primary source of capital in funding the construction of BACARDI rum distilleries in Mexico and Puerto Rico.


MARTINI

Bacardi's innovative mindset is long-established. When the Company was present in Cuba, flavored brands such as BACARDI Elixir and BACARDI Anis, and rum brands such as BACARDI 1873 and BACARDI Extra Seco, added strength and new moments of enjoyment. During the past decade alone, the Company has developed and introduced BACARDI BREEZERS, BACARDI RIGO, and BACARDI LIMÓN, and new flavor expressions such as BACARDI RAZZ, BACARDI VANÍLA, BACARDI CÓCO, and BACARDI O.

Bacardi's innovative attitude has extended beyond organic development. In a bold transformational step, the Company obtained great benefits in terms of new products, new geography, distribution, and talent when it purchased the Martini & Rossi group. Later, the acquisitions of DEWAR'S Scotch whisky and BOMBAY gin brands, and most recently CAZADORES tequila, added material commercial strength and growth potential.

Integrating these aquired brands into our operations provided us with further innovation opportunity. The MARTINI and DEWAR'S brands have been expanded through brand extension. MARTINI PROSECCO, DEWAR'S Special Reserve 12 Year Old, and CAZADORES

Blanco are recent examples.

An innovative mindset also creates new exciting opportunities for landmark alliances. Excellent relationships with Brown-Forman Corporation, the Coca-Cola Company, and Anheuser-Busch, Inc. have resulted in stronger distribution support for our brands, as well as new products and taste experiences for our consumers.


IMPORTED
VODKA
TÜRI

Diversification of our portfolio supported an extended distribution relationship in key markets with our valued partners at Brown-Forman Corporation. Joining creative forces with long time friends the Coca-Cola Company allowed us to fill the consumer need for an easy to prepare, all natural, great tasting line of tropical fruit mixers for in-home consumption, achievable only through frozen fruit technology. This resulted in the frozen BACARDI MIXERS that have increased the usage and versatility of BACARDI rum off-premise. Similarly, the recently formed alliance with Anheuser-Busch, Inc. to leverage our combined expertise, infrastructure, and production and marketing power, resulted in BACARDI SILVER, the number two brand in the U.S. RTD category.

In addition to the BACARDI SILVER line, the Company has launched its rum based BACARDI Party Drinks in the form of premixed cocktails such as Long Island Tea, Hurricane, and Bahama Mama. Creative work has not been limited to the BACARDI Trademark. Two new trademarks, CICLÓN, rum infused with tequila, and TÜRI, super premium vodka from Estonia, have been added to the portfolio.

At Bacardi, innovation comes in many forms, and it has been applied throughout the organization. Whether in marketing, production, distribution, or packaging technologies, the Company is committed to seek innovative ways to better satisfy evolving consumer needs, always with a focus on premium quality.

Our commitment to an innovative mindset has transformed Bacardi into the world's largest privately held spirits company and the fourth largest in the spirits industry. Since being founded in Santiago de Cuba on February 4th 1862, the Company has grown from one brand to a diversified portfolio of more than 200 labels and trademarks. From Cuba it has expanded to sell in more than 150 nations around the globe, with more than 30 production facilities generating over eighty million 9-litre cases annually.


LIMITED EDITION
BACARDI BREEZER
Rum Refresher
PEACH
LIME
ORANGE
CRANBERRY
PINEAPPLE
CITRUS

Bacardi Limited has an unwavering resolve to support a company-wide focus on innovation, and we are certain that innovation will continue to drive our success for many years to come.

## Officers

| | |
|---|---|
| Ruben Rodriguez | *Chairman* |
| Manuel J. Cutillas | *Deputy Chairman* |
| Javier Ferrán | *President and Chief Executive Officer* |
| Ralph Morera | *Senior Vice President Finance and Chief Financial Officer* |
| Michel Recalt | *Senior Vice President - Chief Marketing Officer* |
| Simon Gould | *Senior Vice President - Human Resources* |
| Eduardo Sanchez | *Senior Vice President and General Counsel* |
| Francisco Carrera-Justiz | *Vice President* |
| Gaston Tano | *Controller* |
| Michael Maguire | *Assistant Vice President* |
| Atul Vora | *Assistant Vice President - Finance* |
| Barbara E. Johnson | *Secretary* |
| Gail A. Butterworth | *Assistant Secretary and Director of Shareholder Relations* |

## Directors

Victor R. Arellano, Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Manuel J. Cutillas **
Adolfo L. Danguillecourt
Sergio Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Robert A. O'Brien
Guy Peyrelongue
Ruben Rodriguez *
Eduardo M. Sardiña
Raymond P. Silcock

** Chairman of the Board*
*** Deputy Chairman of the Board*

## COMMITTEES – BOARD OF DIRECTORS

### Audit Committee

The Audit Committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibility by reviewing the Company's significant accounting policies and its system of internal controls. The Committee is also responsible for reviewing consolidated financial statements, the reports of the independent auditors and other financial information. In addition, the Committee recommends the engagement of the independent and the internal auditors and monitors their performance.

Sergio Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Raymond P. Silcock *

** Committee Chairperson*

### Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting, and providing candidates who would become nominees for the future election to the Board of Directors by the Shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members. The Committee is tasked with the oversight of Board governance.

Victor R. Arellano, Jr.
Facundo L. Bacardi
Manuel J. Cutillas
Adolfo L. Danguillecourt *
Robert A. O'Brien
Ruben Rodriguez (ex officio)

** Committee Chairperson*

### Compensation Committee

The Compensation Committee assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives, and Directors.

Facundo L. Bacardi
Adolfo L. Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces *
Andreas Gembler
Jay H. McDowell
Guy Peyrelongue

** Committee Chairperson*

# Production Strength



Starting as one facility acquired by our founder Don Facundo Bacardi Massó in Santiago de Cuba in 1862, Bacardi Limited today enjoys a production strength that spans the globe. The Company crafts its spirits on four continents and close to twenty nations. In North America it produces and/or bottles in the Bahamas, Canada, Mexico, Panama, Puerto Rico, and in the United States. In Europe, it produces and/or bottles in France, Germany, Italy, Portugal, Spain, and the United Kingdom. In South America, it produces and/or bottles in Brazil, Chile, Ecuador, and Uruguay. In Asia Pacific it produces and/or bottles in China and India.

From the oldest group-owned facility established in 1796 in Cognac, France, to the youngest facility established in Shanghai, China in 2001, Bacardi Limited takes great pride in 'Strengthening our Future' through the diversity of its product portfolio and the different centers in which they are produced.


ITALY
STABILIMENTI ENOLOGICI
MARTINI & ROSSI
CASA FONDATA NEL 1863

**1863: Martini & Rossi S.p.A.: Pessione**

Martini, Sola e Cia., the predecessor of Martini & Rossi establishes a production facility in the town of Pessione. In 1998 the Company established automatic lifts and transports more than 200 million bottles in a one-year span.


MEXICO

**1956: Bacardi y Compañia S.A. de C.V.: La Galarza**

Bacardi y Compañia S.A. de C.V. opens La Galarza distillery in Izúcar de Matamoros. It is at this distillery where the Company begins to translate tradition into an exact science. This distillery is credited with transferring the entire formulation for BACARDI outside of Cuba.


FRANCE

**1850: S.A.S. Des Etablissements Noilly Prat**

The cellars for NOILLY PRAT vermouth have been located at the facility in Marseillan since its establishment in 1850. The site was chosen for its closeness to the Languedoc vineyards.


PUERTO RICO

**1958: Bacardi Corporation**

Bacardi Corporation opens a new distillery in Cataño. Today, the 'Cathedral of Rum' has four distillation units that produce up to 110,000 proof gallons of alcohol per day and ages more than 550,000 white oak barrels of alcohol.


UNITED KINGDOM

**1960: John Dewar & Sons Ltd.: Macduff Distillery**

Production begins at Macduff Distillery. The distillery was built by a consortium of four businessmen and named for the town of Macduff. This distillery is only the second Scotch distillery to be built in the 20th century.


MEXICO

**1960: Bacardi y Compañia S.A. de C.V.: Tultitlán**

Bacardi y Compañia S.A. de C.V. opens a bottling facility in Tultitlán. Today, this facility ages close to 300,000 white oak barrels of alcohol.


FRANCE

**1886: Bacardi-Martini Production: Beaucaire**

Construction begins on the Beaucaire Plant in France. Originally named the Andrié Distillery, in 1996, it was expanded by Bacardi Limited to include 4 lines that today produce more than 21,600,000 bottles per year of group owned products.

*1939: The Martini & Rossi Group acquires the Beaucaire facility and soon installs a new refrigeration unit for the treatment of MARTINI.*


URUGUAY

**1895: Bacardi-Martini Uruguay (Oyama S.A.)**

Oyama establishes a production facility in Montevideo.


CHILE

**1957: Bacardi-Martini Chile S.A.**

The Martini & Rossi Group establishes a facility in Santiago.


SWITZERLAND

**1961: Tradall S.A.**

The Martini & Rossi Group establishes Tradall S.A. in Meyrin.

*1972: The Martini & Rossi Group acquires Oyama.*


SPAIN

**1969: Bacardi-Martini España S.A.: Mollet de Valles**

The Martini & Rossi Group establishes a bottling facility in Mollet de Vallès. Today, the facility bottles more than 40 million litres and packs more than 4.5 million cases per year of group owned products.


BRAZIL

**1950: Bacardi-Martini do Brasil Sao Bernardo do Campo**

The Martini & Rossi Group establishes a facility in San Bernardo do Campo. Today, the facility bottles more than 20 different brands and is able to produce more than 2 million cases per year.


ITALY

**1959: Martini & Rossi S.p.A.: Santo Stefano Belbo**

Martini & Rossi S.p.A. purchases a winery in Santo Stefano Belbo for the production of Asti. Each year the factory receives more than 9,000 tons of white Moscato grapes from the surrounding region for the production of Asti MARTINI.


UNITED KINGDOM

**1967: John Dewar & Sons Ltd.: Coatbridge Distillery**

The Martini & Rossi Group opens the Coatbridge facility for the bottling, blending and warehousing of WILLIAM LAWSON'S Scotch whisky.


BRAZIL

**1973: Bacardi-Martini do Brasil: Garibaldi**

The Martini & Rossi Group opens a facility in Garibaldi. Today, the wine unit has the capability to produce close to 1 million cases per year.


FRANCE

**1796: Château de Cognac S.A.**

Baron Jean Baptiste Antoine Otard purchases the Château de Cognac for the production of Cognac OTARD. The Château is acquired primarily for ageing purposes due to the thickness of its walls and different humidity conditions, vital for the ageing of cognac.


UNITED KINGDOM

**1821: John Dewar & Sons Ltd.: Royal Brackla Distillery**

Captain William Fraser establishes Royal Brackla Distillery, 'The First of the Royal Single Malts'. Prior to its purchase by Bacardi Limited, the former owner invested more than 2.2 million pounds sterling to upgrade the distillery.


UNITED KINGDOM

**1891: John Dewar & Sons Ltd.: Craigellachie Distillery**

Production begins at the Craigellachie distillery. The distillery is a partnership of blenders and merchants led by Alexander Edward. In 2001 Bacardi Limited installs a new Lauter Tun, adapted for the whisky mashing process, the first of its kind in Scotland.


UNITED KINGDOM

**1897: John Dewar & Sons Ltd.: Aultmore Distillery**

Alexander Edward opens the Aultmore distillery with production at 3,640 litres per week. In 1952, the distillery pioneers an environmentally friendly recycling of distillery effluent and successfully develops a new technique to produce a dried high-protein animal feed.


UNITED KINGDOM

**1898: John Dewar & Sons Ltd.: Aberfeldy Distillery**

John Dewar & Sons opens a distillery in Aberfeldy. Production of whisky begins with approximately 10,000 litres per week. After extensive remodelling in the 1990s production has increased to include 8 wash backs and 4 pot stills.

*1924: John Dewar & Sons Limited acquires the Aultmore distillery.*


FRANCE

**1900: Benedictine S.A.**

Production for BENEDICTINE liqueur was transferred to the BENEDICTINE palace that was built in this year. Based on a secret recipe from a 16th century monk BENEDICTINE infuses 27 different herbs and spices to create this masterpiece liqueur.





# Strengthening our Future



BAHAMAS


### 1964: Bacardi & Company Limited

Bacardi & Company Limited, the successor to Compañía Ron Bacardi S.A., opens a distillery in New Providence. Today, the distillery has the capacity to distil more than 30,000 litres per day and age more than 250,000 white oak barrels in its seven warehouses.



UNITED STATES


### 1972: Bacardi Bottling Corporation

Bacardi Corporation opens Castleton Beverage Corporation in Jacksonville, Florida. Today, Jacksonville is the largest bottling facility in the world.

1992: Bacardi Corporation is consolidated into Bacardi Limited.

1992: Bacardi y Compañía S.A. de C.V. is consolidated into Bacardi Limited.

1992: Bacardi & Company Limited is consolidated into Bacardi Limited.

1992: Bacardi International Limited becomes Bacardi Limited.

1976: The Martini & Rossi Group acquires NOILLY PRAT vermouth and the facility at Marseillan.

1972: The Martini & Rossi Group acquires MacDuff Distillery to ensure whisky stocks for WILLIAM LAWSON'S.



CANADA


### 1972: Bacardi Canada, Inc.

FBM Distillery Company Limited, a subsidiary of Bacardi International Limited, opens a distillery and a bottling plant in Brampton, Ontario.



SPAIN


### 1974: Bacardi España S.A.

Bacardi S.A., a subsidiary of Bacardi International Limited, opens a distillery and bottling plant in Malaga.



PANAMA
BACARDI


### 1979: Bacardi Centroamerica

Bacardi Centroamerica, a subsidiary of Bacardi International Limited, opens a distillery in Panama City. The plant was built to take advantage of the strategic geographic position of Panama with Central and South America due to the Panama Canal.



BERMUDA


### 1980: Bacardi-Martini Portugal, Lda.

The Martini & Rossi Group opens a new manufacturing facility in Castanheira do Ribatejo.



PORTUGAL


1988: The Martini & Rossi Group acquires the BENEDICTINE brand and manufacturing facilities in Fécamp.



UNITED KINGDOM
BACARDI-MARTINI


1991: The Martini & Rossi Group purchases the Château de Cognac.

### 1989: Bacardi-Martini UK Limited

The Martini & Rossi Group establishes a bottling facility on the Western Docks at Southampton. Today, the facility is able to vat more than 12.3 million litres of wines and spirits.

1998: Bacardi Limited acquires the Royal Brackla Distillery through its purchase of DEWAR'S Scotch whisky.

1998: Bacardi Limited acquires the Craigellachie Distillery through its purchase of DEWAR'S Scotch whisky.

1998: Bacardi Limited acquires the Aberfeldy Distillery through its purchase of DEWAR'S Scotch whisky.

1996: After being a minority shareholder for more than a decade Bacardi Limited increases its share in ILSA to 50%.

2002: The Bacardi Limited group acquires the Cazadores Distillery.

1993: Shortly after the acquisition of the Martini & Rossi Group, Bacardi Limited purchases the Westthorn facility.



UNITED KINGDOM


### 1954: John Dewar & Sons Ltd.: Westthorn Facility

With increased production demands for Scotch the Company purchases the Westthorn facility used for the maturation of WILLIAM LAWSON'S. After the acquisition of DEWAR'S Scotch whisky, all bottling for WILLIAM LAWSON'S and DEWAR'S is moved to the Westthorn site. Four bottling lines are installed, the fastest capable of producing more than 470 bottles per minute.



MEXICO


### 1973: Tequila Cazadores

Félix Bañuelos opens a distillery for CAZADORES tequila in Arandas. Since the acquisition of the facility by the Bacardi group a new state of the art bottling line has been installed to coincide with a packaging upgrade.



ECUADOR


### 1983: Industrial Licorera Hispanoamericana S.A.

Industrial Licorera Hispanoamericana S.A. or "ILSA" is formed and opens a production facility in Quito.



GERMANY


### 1993: Bacardi G.m.b.H.: Buxtehude

Charles Hosie, a subsidiary of Bacardi International Limited, becomes Bacardi Deutschland and opens a bottling facility in Buxtehude that is extended in 2002.



INDIA


### 1997: Bacardi-Martini India Ltd.

Bacardi Limited establishes a company in Naujangad for the manufacture of BACARDI rum. Today, the facility has three bottling lines that bottle close to 250,000 cases.



CHINA


### 2001: Bacardi Shanghai Limited

Bacardi Shanghai Limited, a subsidiary of Bacardi Limited, opens a bottling facility in Shanghai.

# Social Responsibility

## PROMOTING RESPONSIBLE USE OF OUR PRODUCTS

At Bacardi, we believe that our commitment to innovation must be combined with a dedication to social responsibility.



BACARDI
DESEA VENDER, PERO
NO QUIERE EL DINERO QUE DEBE COMPRAR PAN
Si dejando satisfechas todas las necesidades de su hogar, desea usted obsequiarse con una merecida y saludable copa, que sea siempre una bebida buena y recuerde entonces que
NO HAY BEBIDA MEJOR
que
BACARDI
Carta de Oro
para tomar Solo o en Highball
Carta Blanca
para tomar Solo o en Cocktail


*Bacardi y Compañía S.A. de C.V. - 1931*

Bacardi Limited and its subsidiaries are committed to the economic, social, and cultural well being of the different communities in which we operate. While there is a wide scope of efforts supported by the Company and the people of Bacardi, the following focuses on the responsible consumption of our products in our diverse societies.

As far back as 1931, Bacardi took the industry lead in a Mexican campaign to promote moderation in the consumption of alcoholic beverages. Bacardi pioneered the idea of responsible drinking when it showcased a man in its advertisement walking out on his wife and child. The ad explained, 'Bacardi wishes to sell, but it does not want the money that you should use to buy bread'. In 1978, our company in the United States pioneered an early ad against drinking and driving with its 'BACARDI rum mixes with everything. Except driving.' campaign. Variations of this ad were used by the Company to promote efforts against drinking and driving for more than a quarter century.

In the Fiscal 2000 Annual Report, we communicated that this tradition has continued in many of our companies. For example, we reported that the Company in its Mexican subsidiary introduced a Volunteer Driver program directed at young adults. The program focused on an advertising campaign encouraging designated drivers and was complemented by activities in affiliated on-premise accounts specifically targeted for volunteer drivers. In Belgium, we collaborated with the Belgian Federation for Wine & Spirits in a complete educational program called 'FORUM'. The objective of 'FORUM' was to educate the public about responsible consumption of alcohol.

Since then, the Company has continued to expand its efforts. Through the French subsidiary, the Company is a co-founder of ENTERPRISE and PREVENTION, an industry-wide body set up in 1990 to fight against excessive or inappropriate consumption of alcoholic beverages and its social consequences. In Spain, we participate



CANADA DRY
CLUB SODA
Schweppes
TONIC WATER
Dr Pepper
Pepsi
CANADA DRY
GINGER ALE
Squirt
7up
The Uncola
Coca-Cola
BACARDI
BACARDI
Bacardi rum
mixes with everything. Except driving.


*Bacardi Imports, Inc. - 1978*

proactively in FAS – the Alcohol and Society Foundation, and in Canada through Spirits Canada. In Switzerland, our efforts are channeled through the Swiss Branded Spirits Importers Association as founding members, to actively promote moderation. Recent initiatives include use of a moderation logo on advertising and promotional materials.

Bacardi Limited is a firm believer in the importance of effective self-regulation utilizing industry guidelines. For example, in Portugal the Company has been a key supporter of the development of a new set of guidelines called 'Best Practice and Self-Discipline Code in Commercial Communication'. In other parts of Europe and in the United States, our companies work within guidelines laid down by The Amsterdam Group, The Portman Group, and the Distilled Spirits Council of the United States, Inc. In Germany, the Company has voluntarily initiated a process to include a reminder on packaging and in communication that our products should not be sold to underage drinkers.

As an active supporter of the Alba Project in Spain, the Company has two aims: to encourage zero consumption of alcohol before Legal Drinking Age, and to encourage moderate consumption once Legal Drinking Age is reached. In France, there has been an active program since 1999, in conjunction with the French Road Safety Authority, to promote the use of a designated driver, and in 2004 a new program has been initiated to equip 10,000 discotheques and bars with breathalyzers within three years. Our German company has been a founding member and supporter of DIFA, an organization specifically focusing on the dangers of Drink/Driving.

In the United States, for example, our commitment to these efforts has been a long-term one. In 1991, Bacardi, along with other beverage alcohol companies, founded The Century Council, a non-profit organization dedicated to fighting drunk driving and underage drinking. The Council has developed many successful programs over the years, such as, Ready or Not, Make the Right Choice with Brandon Silveria, Alcohol 101 and The National Hardcore Drunk Driver Project. Two new campaigns for 2004 focus on underage access to beverage alcohol and education of Middle School youth.

While the initiatives that are adopted by the Company around the world are many and varied, it is central to the Company's resolve that success in these endeavors can only be achieved through continual support of these critically important responsibility efforts.



BE THE LIFE OF THE PARTY.
DESIGNATE A DRIVER.
SUPERIOR
DRY & SMOOTH
SUPERIOR
ESTABLISHED 1862
BACARDI BY NIGHT
THIRSTY FOR LIFE? DRINK RESPONSIBLY.
www.bacardi.com
AND THE BAT DEVICE ARE REGISTERED TRADEMARKS OF
& COMPANY LIMITED.
BACARDI U.S.A., INC., MIAMI, FL RUM – 40% ALC. BY VOL


*Bacardi USA, Inc. - 2003*

# Production Glossary

**Agave:** Any of a genus (Agave of the family Agavaceae) of plants having fibrous spiny leaves that is cultivated for its sap and used for the production of tequila

**Ageing:** To acquire mellowness or ripeness by standing undisturbed for some time, generally in wooden casks or barrels

**Alcohol:** Ethanol, as used in the production of fermented and distilled beverages

**Angel's Share:** The portion of the alcohol that is lost during ageing due to evaporation

**Beer:** The fermented mash in rum and Scotch whisky production, prior to distillation

**Blending:** The combination of different spirits to create a new spirit with distinctive qualities

**Carbon Dioxide:** A heavy colourless gas that does not support combustion, $CO_2$ is a by-product of the fermentation process and is also used to carbonate beverages

**Carterhead Still:** A specific type of pot still with a built-in rectification section used for the production of BOMBAY gin brands

**Cask:** A barrel-shaped vessel, composed of wooden staves and headings, held together with metal hoops, used for the ageing and maturation of spirits and wines

**Charcoal:** A porous carbon prepared from vegetable or animal substances having chemical absorption properties that is used to filter spirits

**Clarification:** The removal of suspended materials from a liquid, leaving it clear and pure

**Coa:** A sharp hoe used to remove the leaves from the agave plant during its harvest

**Condenser:** An apparatus, placed after a distillation column, used to convert a gas or vapour to a liquid by reducing its temperature

**Crushed:** To squeeze or force by pressure so as to alter or destroy structure

**Distillation:** The process of separating liquids having different boiling points by the application of sustained heat, allowing some components to boil before others and thereby be collected separately; the distillation process may be either batch (as in a pot still) or continuous (as in a column)

**Extract:** To withdraw flavors by a physical or chemical process

**Fermentation:** A biochemical process by which yeast, either naturally occurring or introduced, converts sugar into alcohol and $CO_2$

**Filter:** Generally a porous material through which a liquid is passed in order to remove either suspended particulate matter or certain chemical compounds

**Gin:** A spirit distilled from grain alcohol and flavored primarily with juniper berries

**Grain alcohol:** Alcohol produced from cereal grains that are used for the production of whisky, gin and vodka

**Grist:** Milled malted barley

**Infuse:** To transfer a specific flavor or aroma to a liquid, thereby changing its character

**Levadura:** Spanish for yeast

**Lauder Tun:** A modern type of Mash Tun used in whisky production, which incorporates improved rake gear and is self-venting to separate the sugars from the grist

**Macerate:** To extract flavoring components from herbs and botanicals by steeping these in a mixture of alcohol and water for a period of time

**Malt:** Barley or another grain that is steeped in water and dried in a kiln, thereby forcing it to germinate and converting part of the starch content into fermentable sugar; used for the production of whisky

**Mash:** A starchy mixture containing sugars that is ready for fermentation

**Membrane:** A thin soft pliable sheet or layer, used often in filters

**Must:** The juice of fruit and especially grapes before and during fermentation; also: the pulp and skins of the crushed grapes

**Microbiology:** A branch of biology dealing with microscopic life forms, such as yeast and bacteria

**Molasses:** A thick syrup produced as a by-product in the refining of sugar from sugar cane, ranging from light to dark brown in colour; used as the raw material for rum production

**Neutral Spirit:** Very pure alcohol distilled above a strength of 94.5% alc.; also called neutral alcohol and available from grain or cane sugars

**Peat:** Partially carbonized vegetable matter formed by the decomposition of various plants in water; the smoke emitted by burning peat is used to impart a specific flavor and character to the malted barley used in Scotch whisky production

**Pot Still:** A distillation apparatus having a receptacle (usually spherical or semi-spherical in shape) used to contain an alcohol-bearing liquid to which heat is applied thereby vaporizing the alcohol portion; a condenser then converts this alcoholic vapour into a liquid

**Proof:** The alcoholic strength of liquor, expressed by a number that is twice the percentage by volume of alcohol present

**Refrigeration:** To keep cold, freeze or chill for purposes of preservation

**Rum:** A spirit fermented from cane juice or molasses and subsequently distilled

**Sedimentation:** The process by which dissolved solids in a liquid settle to the bottom of a container, either induced or by gravity

**Scotch whisky:** A spirit fermented from a mash of saccharified cereal grains and subsequently distilled; by law, it may not be called Scotch whisky unless it has been distilled in Scotland and matured in oak casks in Scotland for at least three years

**Spirit Safe:** The spirit safe is a large, usually highly polished, brass box, divided into two chambers with a brassbound glass door at the front secured by a heavy brass bar with large padlocks at either end. Each chamber is fitted internally with large glass bowls, shaped like brandy balloon glasses, between which the distillate flowing down a chute from the associated still can be re-directed by means of external levers, and the hydrometers to measure the specific gravity of the distillate to determine when the flow should be re-directed. It is used primarily in whisky and gin production to control the flow of condensate from pot stills.

**Sugar Cane:** A tall, tropical grass *(Saccharum officinarum)*, originally from Southeast Asia and now cultivated in most sub-tropical regions of the world that is the chief commercial source of sugar

**Tequila:** A spirit fermented from the juice of the agave plant that is subsequently distilled. By law, it may only be produced in certain denominated areas, chief among them being the city of Tequila, Mexico.

**Wash:** A mixture of yeast, water and molasses that is ready to be fermented

**Whisky:** A spirit fermented from saccharified grains, other cereals, potatoes, etc. and subsequently distilled

**Wort:** The strained sugary solution obtained from the mixture of hot water and malt grist (the mash) in the Mash Tun used for Scotch whisky production. This liquid is passed to the Wort Cooler and Washback where yeast is added and it is left to ferment

**Vermouth:** A fortified wine aromatized with certain herbs, roots, barks, and bitters

**Yeast:** Any of various unicellular fungi of the genus *Saccharomyces*, especially *S. cerevisiae*, reproducing by budding and capable of fermenting sugars

# BACARDI LIMITED

®

## Proxy Statement

**relating to the**

## Annual General Meeting of Members

**to be held on**

## Thursday, June 24, 2004

**at the**

## Fairmont Hamilton Princess Hotel
## Hamilton, Bermuda

This proxy statement is dated May 25, 2004.

**TABLE OF CONTENTS**

## THE ANNUAL GENERAL MEETING

### Date, Time and Place

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Annual General Meeting of Members to be held on June 24, 2004, at 9:00 a.m., local time, at the Fairmont Hamilton Princess Hotel, Hamilton, Bermuda, and at any adjournments or postponements of the Annual General Meeting.

### Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum

Our Board of Directors has fixed the close of business on May 14, 2004, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the Annual General Meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the Annual General Meeting or by proxy as described below under "—Voting of Proxies."

The presence of at least two members (shareholders) representing, in person or by proxy, shares representing at least a majority of all outstanding shares is necessary to constitute a quorum for the transaction of business at the Annual General Meeting.

### Poll Vote

In accordance with Bye-Law 27(5), the Chairman has determined that the election of directors and the confirmation of acts of directors shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the Annual General Meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman.

### Vote Required

There are 18 nominees for election as Directors but only the sixteen nominees who receive the highest number of votes cast at the Annual General Meeting will be elected. Only affirmative votes are counted in the election of directors. **Please see "Directors—Election Procedures" below for further details on the election of Directors.** Each of the other matters to be voted upon at the Annual General Meeting will be decided by a simple majority of votes cast at the Meeting.

### Voting of Proxies

Whether or not you plan to attend the Annual General Meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the Annual General Meeting that have not been revoked will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxies and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the Annual General Meeting.

If the Annual General Meeting is postponed or adjourned, at any subsequent reconvening of the Annual General Meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the Annual General Meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Please return your marked proxy promptly so your shares can be represented at the Annual General Meeting, even if you plan to attend the meeting in person. Proxies may be mailed or faxed to us at the following address:

Barbara Johnson, Secretary
Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda
Tel: (441) 298-1027
Fax: (441) 295-5364

**Confidentiality**

The proxies and ballots will be held in confidence.

**Revocability of Proxies**

You may revoke your proxy at any time prior to the time it is voted at the Annual General Meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to Barbara Johnson before the taking of the vote at the Annual General Meeting;
- filing a written notice of revocation bearing a later date than the proxy with Barbara Johnson before the taking of the vote at the Annual General Meeting;
- attending the Annual General Meeting and voting in person (although attendance at the Annual General Meeting will not, in and of itself, revoke a proxy); or
- attending the Annual General Meeting and hand delivering a later-dated proxy or written notice of revocation to Barbara Johnson or her representative before the taking of the vote.

**In order to be assured that your proxy will be voted at the Annual General Meeting and that your shares will be counted towards a quorum, your proxy should be mailed to us as promptly as possible and, in any event, in time so that it is received by Wednesday, June 23, 2004.**

## DIRECTORS

### Election of Directors

As indicated on the enclosed proxy/voting instruction form, the process for electing directors is the same procedure as last year. While the current size of our Board of Directors is set by our Bye-Laws at 16, there are 18 nominees listed on the back of the proxy/instruction form. Sixteen nominees were chosen by the Nominating & Governance Committee of the Board of Directors and two nominees were proposed by shareholders in accordance with the Bye-Laws.

Only 16 nominees from the list of nominees printed on the reverse side of the proxy/voting instruction form will be elected as directors at the Annual General Meeting. The 16 nominees that receive the highest number of votes cast at the Annual General Meeting will be elected and will serve for a term of one year or until the election of their successors. A brief biographical profile of each director nominee can be found in the next section of this proxy statement.

**Accordingly, it is very important that you carefully review the full list of nominees listed on the reverse of the enclosed proxy/voting instruction form and check the box next to each nominee for whom you would like to vote your shares. <u>You may vote for fewer than 16 director nominees, but you may not vote for more than 16 director nominees (which means that at least two boxes must be left unchecked).</u> If your proxy/voting instruction form is received with checked boxes for more than 16 nominees, your proxy will not be valid for the election of directors.**

### Compensation of Outside Directors and Chairman of the Board

In connection with last year's nomination of three new outside directors, we engaged an independent compensation consulting firm, Tower Perrins, to conduct a review of director compensation practices in our industry and at peer companies, and to recommend appropriate compensation for our outside directors. After considering the recommendations of Tower Perrins, the Board of Directors determined to compensate our outside directors at a rate of $12,500 for each meeting of the Board they attend, and $2,000 for each meeting of a Board committee they attend as a member, and an additional $1,000 for the committee chair for each committee meeting attended ($2,000 in the case of the Audit Committee chair), plus in all cases travel expenses. The Chairman of the Board receives a compensation that is twice these amounts. The fees are payable whether the meetings are attended in person or by conference call. Although it is customary at most companies to pay directors an annual retention fee, and to pay a portion of that in stock or stock options, our Bye-Laws limit director compensation to fixed sums and expenses incurred in connection with meetings attended and do not permit the issuance of Bacardi Limited stock or stock options without shareholder approval. As a consequence, we have structured the compensation of our outside directors and Chairman of the Board entirely in cash and on a per-meeting basis.

We will continue to reimburse all of our directors for the expenses they incur in performing their duties, including the cost of travel to and from Board and committee meetings. Directors who are not outside directors or Chairman of the Board do not receive any other compensation for their service on the Board or on committees.

## PROFILES OF NOMINEES TO THE BOARD OF DIRECTORS

**EMILIO ALVAREZ-RECIO,** 66, has been nominated by shareholders to serve as a Director. He is Vice President of worldwide advertising for Colgate-Palmolive Company, a position he has held since 1992. Having joined Colgate-Palmolive in 1967 he has held the positions of Vice President & Division General Manager responsible for joint ventures and operations in Middle East/Central Asia; Vice President Worldwide Personal Care Products including acquisitions and special USA projects and Divisional President – North America. He is a director of Avado Brands Inc., and a former director of Colgate-Palmolive Canada and National Westminster Bank USA. Mr. Alvarez-Recio is a graduate of Havana University. He currently resides in New York with his wife, Lolita, and has two daughters and one son.

**VICTOR R. ARELLANO, JR.,** 44, was an Alternate Director to Victor R. Arellano Sr. from October 1992 to 1995 and to Edwin Nielsen from June 1994 to 1995. He has been a Director of Bacardi Limited since 1995 and served as the Company's Non-executive Vice-Chairman of the Bacardi Limited Board of Directors beginning in 2000 until the elimination of the position in 2001. He also served as Chairman of the Audit Committee, a member of the Corporate Strategy & Finance Committee for five years as well as the Committee on Shareholder Issues and currently serves on the Nominating & Governance Committee. Mr. Arellano worked with Marine Midland Bank in New York from 1980-1983, as a Marketing Executive with Bacardi from 1983-1992; and with Sotheby's New York from 1993-1995. He is currently a private investor residing in London. Mr. Arellano received a B.Sc. in Economics & Finance from Babson College in 1980.

**FACUNDO L. BACARDI,** 37, has been a Director of Bacardi Limited since 1993. Mr. Bacardi served as the Company's Non-executive Vice-Chairman of the Bacardi Limited Board of Directors beginning in 2000 until the elimination of the position in 2001. In addition, Mr. Bacardi served as Chairman of the Corporate Strategy & Finance Committee since inception in 1996 until the committee's integration into the Bacardi Limited Board of Directors in 2001. Also, Mr. Bacardi has served as a member of the Nominating & Governance Committee since 1999 and the Compensation Committee since 2003. Mr. Bacardi is founder and President of BacardiWorks LLC, a private equity and real estate investment company, whose business is to make equity investments for long-term appreciation either through controlling ownership of a company or strategic minority position. Mr. Bacardi received his B.S.B.A. in Finance from American University and a J.D. degree from Emory University Law School. Mr. Bacardi currently resides in Florida with his wife, Elizabeth, and two daughters.

**JAIME BERGEL SAINZ DE BARANDA,** 38, was first elected as a Director in 2000; prior to that he was an Alternate Director to Juan Alvarez-Guerra from 1995. Mr. Bergel now runs his own financial and investment company through a strategic alliance with the Soros Group. Prior to this, he was Chairman of Merrill Lynch Spain and Portugal as well as Managing Director for Investment Banking in London. He is also a member of the Board of Directors of the Madrid Stock Exchange. Mr. Bergel was an Associate Consultant for McKinsey & Co in 1989; Associate Investment Banking Goldman Sachs & Co. in 1990; Executive Director Goldman Sachs in 1994 and Managing Director Goldman Sachs from 1998-2003. Mr. Bergel received a B.Sc. in Civil Engineering from the University of Texas, Austin and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Bergel lives in London and Madrid with his wife, Elena and three daughters.

**FRANCISCO CARRERA-JUSTIZ**, 64, has been a Director of Bacardi Limited since 1992. Mr. Carrera-Justiz is the President & Chief Executive Officer of Bacardi & Co. Ltd., Nassau and is a Vice President of Bacardi Limited. He has been a Director of the Commonwealth Brewery Limited Nassau, a subsidiary of Heineken, since 1985, and a Director of Waterfields Co. Ltd., Nassau (a reverse osmosis plant) since 1996. In the past he has served as a Director of the Royal Bank of Canada Trust Company (Bahamas) Ltd., Angostura Holdings Ltd, Trinidad and the Caribbean Bottling Co. Ltd. (Coca Cola Bottling Co.) Mr. Carrera-Justiz received a BS in Business Administration from Auburn University in 1963. He was a participant in the Citicorp International Guest Training Program from 1963-1967. Mr. Carrera-Justiz lives in the Bahamas with his wife, Vivien, and has one daughter and two sons.

**ADOLFO L. DANGUILLECOURT**, 44, was an Alternate Director to Sergio Danguillecourt from 1997 and became a Director in January 2001. Mr. Danguillecourt is the High School Director at Carrollton School of the Sacred Heart in Coconut Grove, Florida. He currently serves as Chairman of the Nominating & Governance Committee, and is a member of the Compensation Committee. He was a member of the Committee on Shareholder Issues. Mr. Danguillecourt served as an officer in the United States Air Force from 1983-1998. He received a B.Sc. in Aeronautical Engineering at Rensselaer Polytechnic Institute in 1983 and an MA in Military Studies from American Military University in 1997. Mr. Danguillecourt lives in Miami with his wife, Mary-Anne, and has three daughters and one son.

**SERGIO DANGUILLECOURT**, 41, was an Alternate Director to Juan Alvarez-Guerra in 1992 and has been a Director of Bacardi Limited since 1993. He currently serves on the Audit Committee and has served on the Nominating & Governance Committee and the Corporate Strategy & Finance Committee. Mr. Danguillecourt worked in Sales for Bacardi Spain from 1982-1984 and in Marketing for Bacardi USA from 1989-1992. He received his BA in Economics from Manhattanville College in 1987 and currently serves as a Director of the College. Mr. Danguillecourt lives in Miami and has two sons.

**IGNACIO DE LA ROCHA**, 52, served on the Board of Directors as an Alternate from 2000-2002 and was a member of the Nominating & Governance Committee. Mr. de la Rocha was Manager Shipping Loans of E.N. Bazan from 1974-1980 and he was employed at Bacardi y Cia. S.A. España from 1980-1987 as a Senior Manager Purchasing, and from 1987-1992 as Vice President Operations. Mr. de la Rocha was also on the Executive Board of Bacardi Spain from 1988-1992. Mr. de La Rocha attended college in Madrid and England and from 1970-1972 Profesor Mercantil y Licenciado en Ciencias Economicas, Universidad Complutense de Madrid. Mr. de la Rocha lives in Nassau with his wife, Amalia, and two daughters.

**MICHELLE DORION,** 42, was elected as a Director in 2001 and currently serves on the Audit Committee and the Compensation Committee. She also served on the Nominating and Governance Committee and the Committee on Shareholder Issues. From 1989-2001, Ms. Dorion worked at Bank One as a Senior New Product Developer where she developed a new retail foreign currency transfer system, currently being patented. She also served as VP Strategy & Planning, Asia Pacific (Tokyo based), VP Derivative Products (London based). Before joining Bank One in 1989, she ran Corporate Programming at the Chicago Council on Foreign Relations. She received a BA from Dartmouth College in 1984 and her MBA from JL Kellogg Graduate School of Management, Northwestern University in 1991, majoring in Finance, International Business and Marketing. Ms. Dorion lives in London with her husband, Henry Hunter, a daughter and two sons.

**GUILLERMO J. FERNANDEZ-QUINCOCES**, 57, was elected as a Director in 2001 and currently serves as Chairman of the Compensation Committee and as a member of the Audit Committee. He also served on the Committee on Shareholder Issues. He is a partner with Steel Hector & Davis LLP in Miami practicing in the areas of corporate, international cross border transactions, privatizations, and all aspects of U.S. tax law. Mr. Fernandez-Quincoces is also a Certified Public Accountant and worked with PricewaterhouseCoopers and with Deloitte & Touche in New York, both as an auditor and as a Senior Manager in the Tax Department of Deloitte's New York office. He was also a partner in the tax department of the law firms of Fine, Jacobson,

Schwartz, Nash & Block; and Gunster, Yoakley, Valdes-Fauli & Stewart P.A. in Miami Florida, and an associate with Haight, Gardner, Poor & Havens in New York. He received a B.S. with honors from St. Peter's College (N.J.) in 1970, an M.B.A. from Harvard University in 1974, where he was a research assistant in Finance and Accounting, authoring several cases copyrighted by Harvard University. He received his Juris Doctor from Boston University 1977. While at Boston University he received both a full tuition grant and a teaching fellowship at the School of Business. Mr. Fernandez-Quincoces was an instructor in accounting and taxation in 1976 and 1977 at Babson College's Graduate School of Business and from 1980 through 1990 at the Graduate School of Business of the University of Miami. He has been invited to join the American Law Institute of the American Bar Association (49 members in Miami), which reviews and formulates state and federal uniform laws. He lives in Miami and has one son.

**TIMOTHY L. FLANAGAN,** 47, has been nominated by shareholders to serve as a Director. Mr. Flanagan is a founding shareholder of Purcell, Flanagan & Hay, P.A., a tax specialty law firm. His practice is focused upon representing individuals and closely held businesses of significant size and complexity. He is a frequent lecturer and has published articles on taxation and estate planning in national periodicals and tax services. He is a Fellow in the American College of Estate and Trust Counsel. He serves on several committees of the Real Property Probate and Trust Law Section of the Florida Bar and is a member of its Executive Council. Mr. Flanagan received a B.S. in Accounting from Florida Southern College in 1978, his J.D. degree from Cumberland School of Law at Samford University in 1981 and an LL.M. in Taxation from the University of Florida in 1983. Mr. Flanagan lives in Fernandina Beach, Florida with his wife, Sherry and two children.

**ANDREAS GEMBLER,** 61, was first elected to the Board in 2003 to serve as one of three outside directors. He is a member of both the Audit Committee and Compensation Committee. He retired from Philip Morris (now Altria Group) in 1999 where he was President and CEO of Philip Morris International. Previously he held the position of President, Europe/Middle East and Africa from 1990 to 1997. Mr. Gembler has served as Chairman of Bertolucci Watch Manufacturing Neuchatel, Switzerland since 2001. In addition he is a member of the Board of Directors of the SKYTEC Group. Mr. Gembler received his BA in Business Administration in Bremen, Germany. Mr. Gembler lives in Switzerland with his wife, Renate and has two children.

**BARRY E. KABALKIN,** 49, has been nominated by the Board to serve as a Director. Mr. Kabalkin is the managing director of Pitts Bay Partners LLC, a specialized corporate strategy and investment banking and advisory firm based in Washington, D.C. Mr. Kabalkin founded Pitts Bay Partners in 2001. From 1997-2000, Mr. Kabalkin served as Executive Vice President of Bacardi Limited and directed the Company's $2.0 billion acquisition of Dewar's Scotch Whisky and Bombay Gin. From 1988-1996, Mr. Kabalkin was a partner of Covington & Burling, a Washington, D.C. law firm, which he first joined as an associate in 1981. At Covington & Burling, Mr. Kabalkin served as a senior corporate advisor and strategist to multinational corporations, investment banking and private equity firms, and numerous development stage companies. He focused on strategic business counseling, corporate finance, and mergers and acquisitions. Mr. Kabalkin received an AB from Brown University in 1977, an MBA from Harvard Business School in 1981, and a JD from Harvard Law School in 1981. Mr. Kabalkin lives in Maryland with his wife, Shelley, and three daughters.

**JAY H. McDOWELL**, 67, was an Alternate Director to Jerry Lindzon from 1996-1998 and has been a Director of Bacardi Limited since 1999. He currently serves on the Audit Committee and the Compensation Committee. He also served on the Committee on Shareholder Issues. Mr. McDowell was a Partner of Cadwalader, Wickersham & Taft, a New York law firm, from 1972 to 2000 and currently is Counsel to Withers Bergmann, LLP, a law firm with offices in London, New York and New Haven. Mr. McDowell received a BA from Yale University in 1959 and an LLB from the University of Virginia Law School in 1963. Mr. McDowell lives in New York City with his wife, Kari and has two sons and one daughter.

**GUY PEYRELONGUE,** 67, was first elected to the Board in 2003 to serve as one of three outside directors. He is a member of the Compensation Committee. From 1987 to 2001 he was President and Chief Executive Officer of L'Oréal USA and Chairman of L'Oréal Canada. From 1973 to 1987, he held various positions at L'Oréal including President Latin America. Mr. Peyrelongue has been a non-executive director of Burberry Ltd. since 2002. He graduated from the Ecole des Haute Etudes Commerciales in Paris France. Mr. Peyrelongue lives in London with his wife, Lucile and has one daughter.

**RUBEN RODRIGUEZ,** 67, has been the Chairman of the Board of Directors since 2001 and was first elected to the Board in 2000. He was appointed President and Chief Executive Officer of Bacardi Limited in March 2000. Prior to this he was Senior Vice President and Chief Financial Officer of Bacardi Limited since 1998. He was Vice President of Finance from 1993-98 and Director of Internal Audit from 1989-93. Prior to joining Bacardi, Mr. Rodriguez was Area Controller for Cheseborough Pond's Inc. in Latin American, Europe and the Far East, residing in Melbourne, Australia. Additionally he was Controller for Bristol Myers Co., in Australia, Mexico, Brazil and New Zealand. He received his BS from the University of Houston and is a Certified Public Accountant and Certified Internal Auditor. Mr. Rodriguez resides in Bermuda and Connecticut with his wife, Grace, and has two daughters who reside in the U.S.A.

**EDUARDO M. SARDINA,** 58, was a Director of Bacardi Limited from 1994-1996 and an Alternate Director to Juan Grau from 1992-1993 and to Edwin H. Nielsen from 1997. He was elected as a Director in 2000. Mr. Sardiña was National Sales Manager & Commercial Director of Bacardi Spain; National Sales Manger and Commercial Director of Bacardi U.S.A.; Chief Operating Officer of Bacardi U.S.A.; Regional President of Bacardi Europe; Chief Executive Officer of Bacardi U.S.A. and Regional President North America. Mr. Sardiña received a BS from St. Benedicts College and an MA in International Management from the American Institute of Foreign Trade. Mr. Sardiña lives in Florida with his wife, Annie, and has one son and one daughter.

**RAYMOND P. SILCOCK,** 53, was first elected to the Board in 2003 as one of three outside directors. He is currently serving as Chairman of the Audit Committee. Since 1998 he has been Executive Vice President and Chief Financial Officer of Cott Corporation, Toronto, Canada. From 1997 to 1998 he was Chief Financial Officer of Delimex Holdings Inc. in San Diego, California. From 1979 to 1997 he held various financial offices with Campbell Soup Company, including Vice President of Finance, Bakery and Confectionery Division and Vice President of Finance International. He served on the Board of Directors of Arnott's Limited, Australia from 1995-1997 and Catavault, Philadelphia from 2000-2002. Mr. Silcock received an MBA from the Wharton School of the University of Pennsylvania and is a Chartered Management Accountant (UK). Mr. Silcock lives in New Jersey.

## APPOINTMENT OF AUDITORS

It is recommended that the Company appoint PricewaterhouseCoopers LLP, independent public accountants, to audit the accounts of the company for the fiscal year ending March 31, 2005, pursuant to Bye-Law 64. A representative of PricewaterhouseCoopers is expected to be present at the Annual General Meeting and will have the opportunity to respond to appropriate questions.

## IF YOU NEED ADDITIONAL INFORMATION

If you have any questions about this proxy statement or need assistance with the voting procedures, you should call Gail Butterworth at (441) 298-1027. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Gail Butterworth
Telephone: (441) 298-1027

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.

BACARDI LIMITED

P.O.BOX HM 720, Hamilton HM CX, Bermuda Telephone: 441-295-4345 Fax: 441-292-0562
www.bacardi.com www.martini.com www.dewars.com www.bombaysapphire.com